                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 6 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2004

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit  (j) Public  Accounts  of  Ontario:  2004-2005  Province of Ontario
                  Annual Report and Consolidated Financial Statements

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

September 27, 2005                      By:     /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit  (j): Public  Accounts  of  Ontario:  2004-2005  Province of Ontario
              Annual Report and Consolidated Financial Statements

                                                                     EXHIBIT (j)

                  Public  Accounts  of  Ontario:  2004-2005  Province of Ontario
                             Annual Report and Consolidated Financial Statements

                       [The Ontario Coat of Arms]

                                                                       Financial Statement Discussion and Analysis, 2004-2005
-----------------------------------------------------------------------------------------------------------------------------
To The Honourable
James K. Bartleman
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present to Your Honour the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2005, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/ Greg Sorbara

The Honourable Greg Sorbara
Minister of Finance
Toronto, September 2005

Financial Statement Discussion and Analysis, 2004-2005
-----------------------------------------------------------------------------------------------------------------------------
INTRODUCTION

              The Public Accounts, which includes this Annual Report and the Consolidated Financial Statements, is a major accountability document of the Province, outlining its financial position and results of operations during the past fiscal year. The Province continues to make improvements in financial reporting and accountability as demonstrated in this Annual Report.

              The Province has refined the method of estimating termination pay and workers' compensation benefits liabilities following the recommendations of the Public Sector Accounting Board (PSAB) on post-employment benefits, compensated absences and termination benefits in the 2004-05 Consolidated Financial Statements.
              Liabilities for long-term disability benefits and compensated absences are now recorded in the Province's books.

              As previously announced, an upcoming change which will enhance accountability is the adoption of new recommendations issued by PSAB, defining government organizations to be included in the Province's financial reporting entity. Under the new standards, the Province will include the financial results of school boards, school authorities, community colleges and hospitals in its Consolidated Financial Statements starting with the 2005-06 fiscal year. With the inclusion of these organizations, the Province's annual deficit/surplus will incorporate the annual deficits/surpluses of these organizations. In addition, consistent with the accounting treatment of its own assets, the Province's investment in tangible capital assets of these organizations will be capitalized in most instances, rather than treated as a current year expense in its Consolidated Financial
              Statements.

              Producing the Public Accounts of Ontario requires the involvement and co-operation of a large number of staff in ministries, agencies and the Office of the Auditor General. I would like to take this opportunity to thank them for their very important contribution to this exercise.

              We welcome comments on these documents and invite you to send your feedback. You may e-mail us at
              annualreport@fin.gov.on.ca or write to the Office of the Provincial Controller, Re: Annual Report, Ontario
              Ministry of Finance, First Floor, Frost Building South, 7 Queen's Park Crescent, Toronto ON M7A 1Y7.

             /s/ Robert Siddall

              Robert Siddall, CA
              Provincial Controller
              Ontario Ministry of Finance

Financial Statement Discussion and Analysis, 2004-2005
-----------------------------------------------------------------------------------------------------------------------------
TABLE OF CONTENTS

Guide to the Public Accounts.............................................................................1
Statement of Responsibility..............................................................................3

Financial Statement Discussion and Analysis

Consolidated Financial Statements

                                                                                                                           32
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                                                                                                                           23
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                                                                                                                            1
-----------------------------------------------------------------------------------------------------------------------------

GUIDE TO THE PUBLIC ACCOUNTS

              The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

              The Annual Report includes the Consolidated Financial Statements of the Province of Ontario and a Financial
              Statement Discussion and Analysis (FSD&A) section that uses narrative and graphs to highlight and explain the numbers in more detail.

              The Consolidated Financial Statements are made up of several documents and schedules:

          o    The  Auditor  General's  Report  on  the  Consolidated  Financial
               Statements  expresses  the opinion of the  Auditor  General as to whether the Consolidated  Financial  Statements fairly report the
               activities  of  the   government  in  accordance   with  Canadian
               generally accepted accounting principles.

          o    The  Consolidated  Statement  of  Operations  reports  the annual
               deficit/surplus   from   operations  in  the  period.   It  shows
               government  revenues,  the cost of  providing  services and other ongoing expenses, and the difference between them.

          o    The  Consolidated  Statement  of  Financial  Position  shows  the financial resources of the Province against its obligations.  The resulting  figure is called  net debt.  This  figure,  reduced by tangible capital assets, represents the accumulated deficit.

          o    The  Consolidated  Statement  of  Change  in Net Debt  shows  the combined effect on net debt of the annual deficit/surplus and the year's net investment in tangible capital assets.

          o    The Consolidated  Statement of Cash Flow reports on the change in cash and cash  equivalents,  to show how the government  financed its activities and met its cash requirements over the period.

          o    Notes and Schedules provide further information and detail on the items in the various  statements and form an integral part of the
               Consolidated  Financial  Statements.  The  notes  also  include a summary of the  significant  accounting  policies  that guide the financial statement reporting.

What's in the supporting volumes?

          o    Volume 1 contains  ministry  statements,  detailed debt and other miscellaneous  schedules.  The  ministry  statements  reflect the financial  activities  of  the  government's  ministries  on  the
               accrual   basis  of   accounting,   providing  a  comparison   of
               appropriations with actual spending.  Ministry expenses in Volume
               1 include  all  expenses  that are subject to  appropriation  but exclude  adjustments  arising from  consolidation  of  government organizations whose expenses are not appropriated.

          o    Volume  2  contains  the  financial   statements  of  significant
               provincial corporations,  boards and commissions that are part of
               the  government's   reporting  entity  and  other   miscellaneous
               financial statements.

          o    Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

              The Consolidated Financial Statements are prepared by the government of Ontario in compliance with legislation, and in accordance with accounting principles for governments recommended by the Public Sector
              Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

              The Financial Statement Discussion and Analysis section of this Annual Report is also prepared by the government of Ontario in compliance with legislation and in accordance with the financial reporting principles and practices recommended for governments by PSAB.

              The government accepts responsibility for the objectivity and integrity of these Consolidated Financial
              Statements and the Financial Statement Discussion and Analysis.

              The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

              The Consolidated Financial Statements have been audited by the Auditor General of Ontario and his report appears on page 35 of this document.

              /s/ Colin Anderson                                       /s/ Robert Siddall

              Colin Andersen                                           Robert Siddall, CA
              Deputy Minister                                          Provincial Controller
              August 19, 2005                                          August 19, 2005

                                                     FINANCIAL STATEMENT
                                                         DISCUSSION
                                                             AND
                                                          ANALYSIS

2004-05 FINANCIAL HIGHLIGHTS

              The 2004-05 Consolidated Financial Statements report a deficit of $1.6 billion, compared to a deficit of $5.5 billion in 2003-04. Revenues increased by $9.4 billion, partially offset by a $5.5 billion increase in expenses.

---------------------------------------------------- ---------------- -------------- -------------
2004-05 Financial Highlights                                 2004-05        2004-05       2003-04
($ Millions)                                               Budget(2)         Actual     Actual(2)
---------------------------------------------------- ---------------- -------------- -------------
--------------------------------------------------------------------------------------------------

Revenues                                                   74,479(1)         77,841        68,400
------- -------------------------------------------- ---------------- -------------- -------------
        less: Expenses                                        79,599         79,396        73,883
        less: Reserve                                          1,000             --            --
------- -------------------------------------------- ---------------- -------------- -------------
---------------------------------------------------- ---------------- -------------- -------------
Annual Deficit                                                 6,120          1,555         5,483
---------------------------------------------------- ---------------- -------------- -------------
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Liabilities                                                                 181,754       169,775
        less: Financial Assets                                               41,092        31,218
------- -------------------------------------------- ---------------- -------------- -------------
--------------------------------------------------------------------------------------------------

Net Debt                                                                    140,662       138,557
        less: Tangible Capital Assets                                        14,919        14,369
------- -------------------------------------------- ---------------- -------------- -------------
---------------------------------------------------- ---------------- -------------- -------------
Accumulated Deficit                                                         125,743       124,188
---------------------------------------------------- ---------------- -------------- -------------
--------------------------------------------------------------------------------------------------
(1)  Revenue  reported in the 2004  Budget  excluding  the gain of $3.9  billion related to the  projected  elimination  of the  liability  for  non-utility generator power purchase agreements.
(2)  The comparative  figures have been  reclassified as necessary to conform to the 2004-05 actual presentation.
--------------------------------------------------------------------------------------------------

              The 2004-05 deficit was $4.5 billion lower than projected in the May 2004 Budget Plan as revenues came in $3.4 billion higher than expected and expenses were $203 million lower than expected. The budgetary reserve of $1.0 billion was not required and this also contributed to a lower deficit than forecasted.

              This comparison excludes the one-time revenue gain of $3.9 billion related to the elimination of the liability for the above-market portion of power purchase agreements with non-utility generators originally assumed in the 2004 Budget.

              After a careful review of the impacts of the significant reforms in the electricity sector resulting from decisions subsequent to the 2004 Budget, the government announced on March 18, 2005 that the most cautious and prudent accounting decision was to eliminate the $3.9 billion liability for power purchase agreements with non-utility generators over time, instead of recording the gain in 2004-05. Consistent with the presentation in the 2005 Budget, the 2004-05 Budget Plan estimates exclude the one-time revenue gain of $3.9 billion. More details with respect to the liability for power purchase agreements can be found in Note 4 on page 52 of the
              Consolidated Financial Statements.

              The 2004-05 revenues were $3.4 billion higher than projected in the Budget Plan. Corporations Tax revenue was
              $1.6 billion higher. Government of Canada revenues were $1.1 billion higher than expected.

              Total 2004-05 expenses were $203 million lower than expected in the 2004-05 Budget Plan. Interest on Debt cost was $961 million and General Government expense was $826 million lower-than-forecasted. Spending for Health
              Care was $903 million higher than in the Plan and expenses in the Environment, Resources and Economic
              Development sector were $580 million higher, mainly due to an additional $539 million for the Ministry of
              Agriculture and Food.

[A graphic outlining the various components of Ontario's financial position as of March 31, 2005.]

              The $1 billion reserve, included in the 2004-05 Budget Plan to protect against unexpected and adverse changes in the economic and fiscal outlook, was not required, consistent with the role of the reserve in prudent budgeting practices.

              Total debt for the Province stood at $156.8 billion on March 31, 2005, up from $148.7 billion a year earlier.

              Net debt increased by the 2004-05 deficit of $1.6 billion and a net investment in tangible capital assets of
              $550 million to $140.7 billion from $138.6 billion at March 31, 2004. The accumulated deficit increased by the
              2004-05 deficit of $1.6 billion to $125.7 billion at March 31, 2005, up from $124.2 billion at March 31, 2004.

REVENUES

Revenues Compared to Budget Plan

              For the 2004-05 fiscal year, revenues were $3.4 billion above the level projected in the May 2004 Budget plan, mainly due to higher Corporations and Personal Income Tax revenues, and increased transfer payments from the
              Government of Canada.

              Corporations Tax revenues were $1.6 billion above the 2004-05 Budget Plan forecast, reflecting stronger corporate profit growth in 2004 and an adjustment of $411 million resulting from stronger actual net receipts than estimated in prior years.

              Personal Income Tax revenues were $499 million above the 2004-05 Budget Plan forecast due to stronger 2004 taxable income growth, higher 2003 tax assessments and one-time revenue arising from a federal recalculation of tax entitlements for 1995 to 2003.

              Government of Canada revenues were $1.1 billion higher than the 2004-05 Budget Plan primarily due to a $824 million increase in health care transfers resulting from the September 2004 First Ministers' health agreement.

              Other revenues were $287 million higher than the 2004-05 Budget Plan largely arising from higher than projected recovery of prior years' expenses.

Revenues Compared to 2003-04

              Total revenues in 2004-05 were $9.4 billion higher than 2003-04, due to a $6.8 billion increase in taxation revenues, a $2.0 billion increase in Government of Canada revenue and a $508 million increase in income from investment in government business enterprises.

              Taxation revenues were $6.8 billion higher than 2003-04 primarily due to:

          o    Corporations  Tax revenue  increase of $3.2  billion,  reflecting growth in corporate  profits,  measures  introduced in the Fiscal
               Responsibility  Act,  2003,  and a net  increase  in  adjustments arising from revised prior year revenue estimates.

          o    Ontario Health Premium  revenue of $1.7 billion,  which was a new source of revenue in 2004-05.

          o    Personal  Income  Tax (PIT)  revenue  increase  of $1.0  billion, reflecting  2004 wages and  salaries  growth,  a net  increase in
               adjustments   arising  from  prior  year  revenue  estimates  and
               one-time  revenue  arising  from a federal  recalculation  of tax entitlements for 1995 to 2003.

          o    Retail  Sales  Tax  (RST)  revenue   increase  of  $597  million,
               resulting from continued growth in consumer and business spending subject to sales tax.

              Government of Canada Transfers increased by $2.0 billion in 2004-05 mainly in the following areas:

          o    Approximately $1.5 billion increase in major transfers for health care and social  services  including an increase of $824 million,
               resulting  from  the  September  2004  First  Ministers'   health
               agreement.

          o    $335 million increase in federal transfers to Agricorp for income stabilization and other agricultural support programs.

              Income from Investment in Government Business Enterprises increased by $508 million mainly due to:

          o    Lower net loss of Ontario  Power  Generation  Inc.  (OPG) of $339 million  compared to 2003-04 which  included a write-down of $473 million (after-tax) for its coal-fired plants.

          o    Higher  net  income  of  Hydro  One Inc.  (HOI)  of $122  million primarily  resulting  from a one-time  gain related to an Ontario
               Energy Board decision to allow regulatory recovery of low-voltage service costs.

          o    Higher net income of Liquor  Control  Board of Ontario  (LCBO) of
               $102  million due  primarily to the increase in levies on spirits and wine  announced  in the 2004  Budget and a shift in  consumer tastes towards higher margin products.

Composition, Trend and Risks

              The largest source of provincial revenue is taxation, which accounted for 74 per cent of the Province's total revenues on average over the past decade. Taxation revenue is sensitive to economic conditions, changing by
              $615 million for each percentage point change in real Gross Domestic Product (GDP) growth. The change can vary significantly depending on the composition and source of changes in GDP growth. As shown in the chart on the next page, Corporations Tax revenues fluctuated greatly over the past ten years. PIT revenues experienced fewer fluctuations while RST has been growing steadily, though the growth has slowed down since 2000-01. The
              Province included $1.0 billion in its annual Budget as a reserve against these and other uncertainties.
              Appendix B outlines major revenue and expense risks and sensitivities facing the Province.

[A pie chart showing the 2004-2005 revenue by source.]

              Personal Income Tax, Retail Sales Tax and Corporations Tax revenues combined accounted for 61 per cent of the
              Province's total revenues on average over the past 10 years. Their contribution to total revenues decreased to
              57 per cent in 2004-05.

              Transfers from Government of Canada have become the third major source of revenues, following PIT and RST revenues. They accounted for 12 per cent of total revenues on average in the past decade. These transfers are determined by a number of factors, including the fiscal situation at the federal level, funding formulas, and federal policy.

              The chart below shows that the federal government has increased its transfers to Ontario by 51 per cent from
              $7.9 billion in 1995-96 to $11.9 billion in 2004-05. Transfers reached a low of $4.5 billion in 1998-99. The increase was mainly attributable to the Canada Health Transfer (CHT), Canada Social Transfer (CST), and other transfers to the health sector. These rose from $6.7 billion to $10.0 billion between 1995-96 and 2004-05.

              Other ongoing sources of provincial revenue include the income of provincially owned business enterprises, as well as fees, permits, sales and rentals, and reimbursements for services the Province provides.

[Line graph showing the Revenue by Major Source from 1995-96 to 2004-05.]

EXPENSES

Expenses Compared to Budget Plan

              Total 2004-05 expenses were $203 million lower than expected in the 2004-05 Budget Plan. Spending in the following sectors changed significantly from the Plan:

          o    Interest    on   Debt   was   $961    million    lower   due   to
               lower-than-forecast   interest  rates  and  cost-effective   debt
               management.

          o    General  Government  and Other  expense  was $826  million  lower mainly due to drawdown from the  Contingency  Fund to support the increased assistance to farmers and other initiatives approved in
               2004-05.

              The above amounts were partially offset by:

          o    Health  Care  expense  was  $903  million  higher  than  the Plan resulting  primarily from the First Ministers'  health agreement, which was used primarily for investments to reduce wait times, to purchase medical equipment and to improve access to primary care, home care and community mental health care services.

          o    Expenses in the Environment,  Resources and Economic  Development
               sector  were $580  million  higher  primarily  due to the  higher expense of $539 million for the Ministry of Agriculture  and Food for increased assistance to farmers under various programs.

Expenses Compared to 2003-04

              Total 2004-05 expenses were $5.5 billion higher than 2003-04. With the exception of Interest on Debt which was down by $236 million, spending increased in the following areas:

          o    Health Care by $2.3 billion.

          o    Education and Training by $1.6 billion.

          o    Environment, Resources and Economic Development by $816 million.

          o    Children's and Social Services by $579 million.

          o    General Government and Other by $482 million.

[A pie chart showing 2004-2005 expenses by sector. Health takes 40% and education is second at 19%.]

              In 2004-05, spending on health care accounted for 40 per cent of the Province's total expenses and grew by 8 per cent in 2004-05. About 38 per cent of the Province's health care spending or 15 per cent of the Province's total expenses in 2004-05 were provided to fund operations of Ontario's 152 public hospitals at 228 hospital sites across the Province. Another 40 per cent of the Province's health care spending in 2004-05 provided payments to physicians and other service providers for health care services covered under the Ontario Health
              Insurance Plan (OHIP), the Ontario Drug Programs and about 600 long-term care facilities. OHIP provided payments for medical services provided by approximately 22,000 physicians in Ontario, including 10,800 family doctors and 11,000 specialists. Ontario Drug Programs provided 3,400 prescription drugs and drug products to seniors and residents of long-term care homes.

              The $2.3 billion increase in health care spending in 2004-05 was partially offset by higher federal transfers, including an $824 million increase resulting from the September 2004 First Ministers' health agreement.

              About 85 per cent of the 2004-05 education spending or 17 per cent of the Province's total expenses in 2004-05 was provided to fund elementary, secondary and post-secondary education. The remaining 15 per cent of 2004-05 education spending went towards various programs such as student financial assistance, apprenticeship and skills training. Funding towards elementary and secondary education accounted for 65 per cent of the 2004-05 education spending, supporting the public education of 2 million students by 120,000 teachers.

              Spending on elementary and secondary education increased by $864 million in 2004-05 mainly due to a $632 million increase in School Board Operating Grants (SBOG), including funding to hire new teachers to reduce class sizes to 20 students for junior kindergarten to Grade 3 and increases in other Student Success funding, primarily to support targeted literacy and numeracy programs outside the SBOG.

              Spending on post-secondary education increased by $688 million in 2004-05. Grants to fund operations of publicly funded post-secondary educational institutions increased by $304 million mainly due to a $100 million one-time funding for universities to establish endowments to create new fellowships for outstanding graduate students, additional funding to compensate for a tuition fee freeze and enrolment growth. In addition, funding to publicly funded post-secondary education institutions to address capital needs also went up by $290 million to address the cost of deferred building maintenance and equipment upgrades.

              Spending in the Environment, Resources and Economic Development sector increased by $816 million in 2004-05 mainly in the following areas:

          o    Ministry  of  Agriculture  and  Food  expense  increased  by $421 million in 2004-05 mainly due to additional assistance to farmers through Agricorp to provide grain and oilseed  producer  support,
               bovine   spongiform    encephalopathy   (BSE)   support,   income
               stabilization and production insurance,  $335 million of which is fully offset from an increase in federal transfers.

          o    Ministry of Municipal  Affairs and Housing  expense  increased by
               $172 million  primarily  attributable  to higher  spending in the
               Ontario Small Town and Rural program  reflecting  the progress of the projects in 2004-05, the transfer payment for disaster relief assistance to address the  Peterborough  flood,  and a payment to establish the Greenbelt Foundation.

              Children's and Social Services spending increased by $579 million in 2004-05 mainly in the following areas:

          o    Ministry of Community and Social  Services  expense  increased by
               $384 million  including  $216 million  higher  social  assistance
               expense   reflecting  a  3  per  cent  rate  increase  in  social
               assistance  payments,  caseload  growth,  and increase in Ontario
               Drug Programs expense primarily due to utilization growth.

          o    Ministry of Children and Youth Services expense increased by $195 million resulting primarily from higher spending on child welfare services,  and  enrichments in child care and  children's  mental health programs.

              General Government and Other expenses increased by $482 million in 2004-05 mainly due to a $476 million increase in Management Board Secretariat expense. Of this increase, $332 million results from the adoption of
              PSAB recommendations on post-employment benefits and compensated absences in 2004-05.

              Interest on Debt decreased by $236 million due to lower financing cost and cost-effective debt management, partially offset by the effect of an increase in borrowing requirements in 2004-05.

Composition, Trends and Risks

              In the past decade, total expenses increased by 36 per cent or $20.9 billion from $58.5 billion in 1995-96 to
              $79.4 billion in 2004-05. Transfer payments to individuals and organizations, have moved from 69 per cent of government expense in 1995-96 to 73 per cent in 2004-05, accounting for $17.9 billion or 86 per cent of the overall increase. Another $893 million or 4 per cent of the increase was due to higher Interest on Debt, with the remainder attributable to higher operating costs.

              Over 73 per cent of the transfer payments expense or about 53 per cent of total expenses are provided through seven major transfer payment programs in the health care, education and training, and children's and social services sectors. As the chart below shows, except for the social assistance programs which declined by 31 percent, all the major transfer payment programs have grown between 20 to 138 per cent in the past 10 years.
              School Board Operating Grants, Long-Term Care Facilities and the Drug Programs have grown more than 100 per cent in the past 10 years. Operation of Hospitals and OHIP payments to physicians and practitioners grew more than 60 per cent in the last decade. All major programs were cut back in the mid to late 1990's and have experienced significant growth in the last two to three years. As many of these major programs are open-ended entitlement programs, they will continue to put pressure on the Province's fiscal plan because of an expanding and aging population.

              As a general rule, transfers to hospitals will increase by $120 million for every one per cent increase in hospital funding. Spending on OHIP payments to physicians and practitioners and hospitals will increase by
              $104 million for each percentage increase in the salaries of physicians and nurses. School Board Operating
              Grants will increase by $160 million for each percentage growth in enrolment and an additional $119 million increase for each percentage increase in the salaries of school staff. Spending on drug programs will increase by $36 million for each percentage increase in utilization. Spending on long-term care facilities will increase by $27 million for each percentage increase in the number of long-term care beds. Spending on social assistance programs will increase by $38 million for each percentage increase in caseload.

[A line graph illustrating the Major Transfer Payment Programs Expense from 1995-96 to 2004-05.]

              There was a large increase in School Board Operating Grants in 1998-99 because school board revenues from property taxes were reduced and offset by increases in provincial grants to school boards starting with the
              1998-99 school year. Subsequent increases in provincial grants to school boards accounted for further increases, starting in 2002-03, as the Province started to adjust the Student-Focused Funding to reflect actual costs facing school boards and to implement other recommendations of the Education Equality Task Force.

              The effective interest rate on the Province's debt declined by 32 per cent from 9.36 per cent in 1995-96 to
              6.36 per cent in 2004-05. This reduced the share of provincial spending that goes to interest costs from 14 per cent in 1995-96 to 12 per cent in 2004-05. However, Interest on Debt expense increased during this decade as the Province's outstanding debt increased by $58.4 billion. Interest on Debt expense changes by $250 million for each 100 basis-point change in borrowing rates.

              Additional expense risks and sensitivities analysis is included in Appendix B page 26.

REVENUES COMPARED TO EXPENSES OVER THE PAST DECADE

              The chart below shows how revenues and spending have changed over the past 10 years. Revenues increased by
              $28.1 billion or 57 per cent while expenses increased by $20.9 billion or 36 per cent in the last decade. The
              Province was running a deficit of $8.8 billion in 1995-96. Ten years later it remains in a deficit position despite the increase in revenues as a result of the continued growth in expenses, particularly in the health area.

[A line graph showing changes in spending and revenue for the fiscal years 1995-96 through to 2004-05.]

              About 70 per cent or $19.7 billion of the increase in revenues arose from taxation revenues which increased by
              54 per cent in the past 10 years. Transfers from the Federal govern-ment, up 51 per cent in the past 10 years, accounts for 14 per cent or $4.0 billion of the increase. In 1995-96 taxation revenues accounted for 73 per cent while transfers from the Federal government accounted for 16 per cent of total revenues. The increase in
              1999-2000 resulted from the addition of revenues from the electricity sector.

              The increase on the expense side over the last ten years arose primarily in the health care, and education and training sectors, which accounted for 92 per cent of the increase. Health care expense increased by $13.6 billion or 76 per cent and education and training expense increased by $5.7 billion or 58 per cent in the last decade.

              The sharp increase in expense in 1999-2000 (as shown in the chart on the previous page) reflects the addition of expenses from the electricity sector. Expenses in 2003-04 and 2004-05 grew by 7 per cent, a higher growth rate compared to an average growth rate of 4 per cent in the past decade. Expenses in the health care sector and the education and training sector increased by an average of 10 per cent in the past two years, compared to an average growth rate of 6 and 5 per cent respectively in the last decade. Expenses for health care increased by $5.4 billion in the last two years, reflecting the need to meet an increased demand for health care services as a result of an expanding and aging population, and the higher cost of providing health care.
              Part of the increases was offset by increases in federal transfers in the last two years.

              Except for fiscal year 1998-99 when Student-Focused Funding was introduced, the growth in spending on education in 2004-05 was the highest in the past 10 years. Expenses in education and training increased by
              $2.7 billion in the last two years, due to: adjustments to Student-Focused Funding to reflect the actual costs facing school boards; implementation of recommendations of the Education Equality Task Force; and funding for post-secondary institutions to address secondary school reform/double cohort, tuition freeze and capital needs.

ASSETS

Financial Assets

              Financial assets at March 31, 2005 totaled $41.1 billion, a $9.9 billion (or 32 per cent) increase from the previous year's level of $31.2 billion. Financial assets include cash and cash equivalents, temporary investments, accounts and loans receivable, and the Province's investment in government business enterprises such as the Liquor Control Board of Ontario, and other assets.

[A pie chart showing financial assets by type at March 31, 2005.]

              The increase in Financial Assets can be attributed to the following:

          o    Increase  in  liquid  assets  of  $6.2  billion   mainly  due  to
               pre-funding  of  $5.9  billion  for  2005-06   long-term   public
               borrowing requirements in order to take advantage of low interest rates in 2004-05.

          o    Increase in Accounts  Receivable of $1.6 billion  mainly in taxes receivable and receivables from Government of Canada,  reflecting a $6.8 billion increase in taxation revenue in 2004-05 and a $2.0 billion increase in Government of Canada transfers in 2004-05.

          o    Increase in Loans Receivable of $1.1 billion mainly due to a $686
               million   increase  in  loans  to  Ontario   Lottery  and  Gaming
               Corporation   (OLGC),   $289   million   increase   in  loans  to
               municipalities   from  the   Ontario   Strategic   Infrastructure
               Financing  Authority (OSIFA),  and $187 million increase in loans to the Ontario Student Loans Trust.

          o    Increase  in  Other  Assets  of  $683  million  and  increase  in
               Investment in Government Business Enterprises of $213 million.

Investment in Government Business Enterprises

              At March 31, 2005, the Province's investment in government business enterprises was $12.2 billion. This investment yielded $3.6 billion in net income for the government. The majority of income from investment in government business enterprises comes from four government business enterprises:

---------------------------------------------------------------- -------------------- -------------------
2004-05 Investment in Government Business Enterprises                                          Net income
($Millions)                                                           Net Investment               (loss)
---------------------------------------------------------------- -------------------- -------------------
---------------------------------------------------------------- -------------------- -------------------
Hydro One Inc. (HOI)                                                           4,566                 504
Ontario Power Generation Inc. (OPG)                                            4,983                (60)
Liquor Control Board of Ontario (LCBO)                                           286               1,147
Ontario Lottery and Gaming Corporation (OLGC)                                  1,842               1,992
Other                                                                            566                 (5)
---------------------------------------------------------------- -------------------- -------------------
---------------------------------------------------------------- -------------------- -------------------
Total                                                                         12,243               3,578
---------------------------------------------------------------- -------------------- -------------------
---------------------------------------------------------------------------------------------------------
Note: This table includes  adjustments to government business enterprises with a year-end other than March 31.
---------------------------------------------------------------------------------------------------------

[A bar chart showing income from and investment in government business enterprises from the fiscal year 1995-1996 through to 2004-2005.]

              HOI transmits and distributes electricity in Ontario. OPG generates and sells electricity in the Ontario wholesale market and in the interconnected markets. LCBO buys and resells alcoholic beverages and also regulates the purchase, sale and distribution of liquor. OLGC conducts lottery games and operates commercial casinos, charity casinos and slot machines at racetracks.

              The chart above shows the amount invested in government business enterprises included in the Consolidated
              Financial Statements and the income they returned.

Tangible Capital Assets

              Tangible capital assets at March 31, 2005 totaled $14.9 billion, an increase of $550 million compared to $14.4 billion at March 31, 2004.

--------------------------------------------------- ----------------------- ------------------------
Tangible Capital Assets ($ Millions)                               2004-05                  2003-04
--------------------------------------------------- ----------------------- ------------------------
Opening balance                                                     14,369                   13,942
Net investment during the year(1)                                    1,351                    1,212
Amortization                                                         (801)                    (785)
--------------------------------------------------- ----------------------- ------------------------
--------------------------------------------------- ----------------------- ------------------------
Closing balance                                                     14,919                   14,369
--------------------------------------------------- ----------------------- ------------------------
----------------------------------------------------------------------------------------------------
(1)  Net investment in 2004-05  included  acquisition of tangible capital assets of $1,388 million  acquisition  cost, less $18 million proceeds on sale and
     $19 million loss on sale of tangible capital assets.
----------------------------------------------------------------------------------------------------

              Tangible capital assets include land, buildings, highways and bridges owned by the Province and all tangible capital assets owned by government organizations that are consolidated in the Province's Consolidated
              Financial Statements. Other tangible capital assets such as leased assets, computers, equipment and furniture, are currently expensed when purchased but will be capitalized in 2007-08.

[A pie chart showing the composition of tangible capital assets at March 31, 2005.]

              Of the $1.4 billion invested in tangible capital assets in 2004-05, $761 million was invested in highways, bridges and other transportation infrastructure, and the rest went primarily to buildings and land.

              TRANSPORTATION INFRASTRUCTURE includes mainly 259 highways, bridges and related structures and facilities.
              Highways, totaling over 16,524 kilometers of highway representing over 39,263 km of highway lanes, accounted for about 74 per cent of the $6.6 billion net book value of transportation infrastructure at March 31, 2005.
              Over 2,800 bridges account for most of the remaining 26 per cent of transportation infrastructure.

              LAND includes land acquired for transportation infrastructure, parks, buildings, and other program use and land improvements that have an indefinite life. Land excludes Crown land and is not amortized.

              BUILDINGS include more than 3,500 buildings that the Province owned at March 31, 2005. These are used mainly by ministries and agencies delivering government programs. They include office buildings, institutional buildings and other owned facilities.

              OTHER includes mainly railway equipment, computer equipment and furniture owned by government organizations.

LIABILITIES

Debt

              During 2004-05, debt increased by $8.1 billion, resulting from debt issues of $26.1 billion and debt retirements of $18.1 billion, which includes long and short-term public and non-public debt for the Province and those organizations that are consolidated on a line-by-line basis. The increase in debt of $8.1 billion is attributable to:

          o    the funding of the annual deficit of $1.6 billion;

          o    capital transactions of $550 million, net of amortization; and

          o    pre-funding  of  $5.9  billion  for  2005-06   long-term   public
               borrowing  requirements,  taking  advantage of favourable  market conditions to lock in the lowest  long-term  interest rates since the early 1960s.

              Of the total debt issued by the Province in 2004-05, $24.8 billion was long-term public debt and $16.6 billion or 67 per cent of this was completed in Canadian dollar domestic market.

              Ontario residents bought $1.1 billion in Ontario Savings Bonds, while other domestic bond issues totaled $15.5 billion. The remaining debt was issued outside Canada and consists of $5.4 billion from the Global/U.S. dollar market and $2.8 billion from other sources.

              The Ontario Financing Authority (OFA) manages the Province's debt and associated risks. Its prudent debt management principles include ensuring cost-effectiveness of borrowings, aiming for stable long-term borrowing costs, maintaining a smooth maturity profile, and limiting Ontario's exposure to currency and interest rate fluctuations. To achieve these goals, the OFA uses tools such as options, swaps and strict exposure limits.
              For more information, please refer to Note 1 on "Measurement Uncertainty", page 42 and Note 3 on "Risk
              Management and Derivative Financial Instruments", page 49 in the Consolidated Financial Statements.

[A bar chart showing both debt and the interest on the debt for the fiscal years 1995-96 through to 2004-2005.]

              Over the past 10 years, outstanding total debt has increased by $58.4 billion, from $98.4 billion at March 31,
              1996 to $156.8 billion at March 31, 2005. Annual interest expense increased from $8.5 billion in 1995-96 to
              $9.4 billion in 2004-05. The slower growth in interest costs is largely a reflection of declining interest rates during that period.

              The increase in debt in the year ended March 31, 2000 reflects the addition of stranded debt from the electricity sector to the Province's obligations.

Other Liabilities

              Liabilities other than provincial debt amounted to $25.0 billion at March 31, 2005, compared to $21.0 billion at March 31, 2004.

              Liabilities other than provincial debt include accounts payable and accrued liabilities, liabilities related to power purchase contracts, nuclear funding liability, pensions and other employee future benefits liability and other liabilities such as deferred revenues.

              Accounts payable and accrued liabilities of $13.1 billion, which are reported in Schedule 4 to the
              Consolidated Financial Statements, make up the largest portion of this total. Accounts payable and accrued liabilities increased by $2.6 billion in 2004-05 primarily resulting from $2.2 billion higher transfer payments payable.

              Liabilities related to power purchase agreements and nuclear funding liability are explained in more detail in
              Note 4, page 52, of the Consolidated Financial Statements and in Notes 9 and 10 of the Ontario Electricity
              Financial Corporation (OEFC) financial statements(1). During 2004-05, the nuclear funding liability decreased by $506 million primarily due to a contribution of $600 million towards discharging this liability.

              Pensions and Other Employee Future Benefits Liability, previously reported as Retirement Benefits Liability now includes other employee future benefits in addition to pensions and other retirement benefits. The
              Province adopted PSAB's recommendation on accounting for post-employment benefits and compensated absences in
              2004-05. Please refer to Note 5, page 53, to the Consolidated Financial Statements for further details.

              Deferred revenues related to federal transfers increased by $1.3 billion in 2004-05 mainly because the
              Province received monies in 2004-05 for the Wait Times Reduction Fund, which will be amortized into revenue over the next four years. Other liabilities in 2004-05 also included a $528 million liability due to electricity consumers under the Electricity Consumer Price Protection Fund. Further details are included in
              Note 6, page 57, of the Consolidated Financial Statements.

              (1)OEFC financial statements are included in Volume 2 of the 2004-05 Public Accounts.

NET DEBT

              Net debt was $140.7 billion at March 31, 2005, compared to $138.6 billion at March 31, 2004. It was increased by the 2004-05 deficit of $1.6 billion and a net investment in tangible capital assets of $550 million.

              Net debt is calculated as the difference between financial assets and liabilities. It represents the government's future revenue requirements to pay for past transactions and events.

              The change in net debt in a year measures whether the revenues raised were sufficient to cover government spending including the acquisition of tangible capital assets. An increase in net debt means that more future revenues will be needed to pay for past transactions and events.

              Net debt increased by $38.8 billion in the last decade from $101.9 billion at March 31, 1996, to $140.7 billion at March 31, 2005.

CASH FLOW

              Cash and cash equivalents were $10.2 billion at March 31, 2005, an increase of $5.0 billion from $5.2 billion at March 31, 2004.

              The major uses of cash were financing the $1.6 billion deficit and acquisition of tangible capital assets of
              $1.4 billion. The major source of cash flow was from a net increase of $8.1 billion in debt. The net increase in debt was due to pre-funding of $5.9 billion for 2005-06 long-term borrowing requirements.

                                                                                                                           31
-----------------------------------------------------------------------------------------------------------------------------

APPENDIX A

Key Economic Assumptions (Per Cent Change)
----------------------------------------------- ------------------ ------------------ --------------
                                                          2004-05            2004-05        2003-04
                                                           Budget             Actual         Actual
----------------------------------------------- ------------------ ------------------ --------------
----------------------------------------------- ------------------ ------------------ --------------
Real Gross Domestic Product                                   2.3                2.8            1.7
Nominal Gross Domestic Product                                4.1                4.7            3.3
Corporate Profits                                             5.8               14.7          (2.9)
Retail Sales                                                  3.5                3.2            3.4
Housing Starts (000s)                                        77.6               85.1           85.2
Employment                                                    1.7                1.7            2.9
Job Creation (000s)                                           104                108            173
Personal Income                                               3.4                3.8            3.0
----------------------------------------------- ------------------ ------------------ --------------

APPENDIX B

              The following selected economic, revenue and expense risks and sensitivities tables are reproduced from the
              2005 Budget released in May 2005.

  ----------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  ------------------------------------- ----------------------------- --------------------------------------------
  Item/Key Components                   2005-06 Assumption            2005-06 Sensitivities
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Total Revenues
  Real GDP                              2.0 per cent growth in 2005   $615 million revenue change for each
                                                                      percentage point change in real GDP
                                                                      growth. Can vary significantly depending
                                                                      on composition and source of changes in
                                                                      GDP growth.
  GDP Deflator                          1.9 per cent increase in
                                        2005
  Canadian Interest Rates               2.6 per cent three-month      Between $60 million and $310 million
                                        Treasury Bill rate in 2005    revenue change in the opposite direction
                                                                      for each percentage point change in
                                                                      interest rates.
  U.S. Real GDP                         3.4 per cent growth in 2005   Between $185 million and $430 million
                                                                      revenue change for each percentage point
                                                                      change in U.S. Real GDP growth.
  Canadian Dollar Exchange Rate         82.8 cents U.S. in 2005       Between $25 million and $110 million
                                                                      revenue change in the opposite direction
                                                                      for each one cent change in the Canadian
                                                                      dollar exchange rate.

  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Total Taxation Revenues
  Revenue Base(1)                       3.5 per cent growth in        $550 million revenue change for each
                                        2005-06                       percentage point change in nominal GDP
                                                                      growth. Can vary significantly depending
                                                                      on composition and source of changes in
                                                                      GDP growth.
  Nominal GDP                           3.9 per cent growth in 2005
  ------------------------------------- ----------------------------- --------------------------------------------
  ------------------------------------------------------------------- --------------------------------------------
  Personal Income Tax Revenues
  Revenue Base                          5.2 per cent growth in
                                        2005-06

  Key Economic Assumptions
  Wages and Salaries                    3.6 per cent growth in 2005   $220 million revenue change for each
                                                                      percentage point change in wages and
                                                                      salaries growth.
  Employment                            1.0 per cent growth in 2005
  Unincorporated Business Income        4.1 per cent growth in 2005

  Key Revenue Assumptions
  Net Capital Gains Income              3.9 per cent growth in 2005   $3 million revenue change for each
                                                                      percentage point change in net capital
                                                                      gains income growth.
  RRSP Deductions                       4.4 per cent growth in 2005   $14 million revenue change in the opposite
                                                                      direction for each percentage point change
                                                                      in RRSP deductions growth.
  2004 Tax-Year Assessments             $18.8 billion                 $190 million revenue change for each
                                                                      percentage point change in 2004 Personal
                                                                      Income Tax assessments(2).
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Retail Sales Tax Revenues
  Revenue Base                          3.6 per cent growth in
                                        2005-06
  Includes:
  Taxable Household Spending            3.1 per cent growth in
                                        2005-06
  Other Taxable Spending                4.2 per cent growth in
                                        2005-06
  Key Economic Assumptions
  Retail Sales                          4.0 per cent growth in 2005
  Nominal Consumption Expenditure       4.5 per cent growth in 2005   $90 million revenue change for each
                                                                      percentage point change in nominal
                                                                      consumption expenditure growth.
  Corporations Tax Revenues
  Revenue Base                          1.2 per cent growth in
                                        2005-06
  Corporate Profits                     3.0 per cent growth in 2005   $65 million revenue change for each
                                                                      percentage point change in pre-tax
                                                                      corporate profit growth.
  2004-05 Tax Assessment Refunds(3)     $1.4 billion payable in       $14 million revenue change in the opposite
                                        2005-06                       direction for each percentage point change
                                                                      in 2004-05 refunds.
  2004-05 Tax Payment Upon Filing       $600 million receivable in    $6 million revenue change for each
                                        2005-06                       percentage point change in 2004-05
                                                                      payments upon filing or assessment
                                                                      payments.
  2004-05 Tax Assessment Payments       $600 million receivable in
                                        2005-06
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Employer Health Tax Revenues
  Revenue Base                          3.0 per cent growth in
                                        2005-06
  Wages and Salaries                    3.6 per cent growth in 2005   $30 million revenue change for each
                                                                      percentage point change in wages and
                                                                      salaries growth.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Ontario Health Premium Revenues
  Revenue Base                          3.9 per cent growth in
                                        2005-06
  Personal Income                       3.8 per cent growth in 2005   $20 million revenue change for each
                                                                      percentage point change in personal income
                                                                      growth.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Gasoline Tax Revenues
  Revenue Base                          1.0 per cent growth in
                                        2005-06
  Gasoline Pump Prices                  82 cents per litre            $5 million revenue change in the opposite
                                                                      direction for each cent per litre change
                                                                      in gasoline pump prices.
  ----------------------------------------------------------------------------------------------------------------

  Fuel Tax Revenues
  Revenue Base                          2.1 per cent growth in
                                        2005-06
  Real GDP                              2.0 per cent growth in 2005   $10 million revenue change for each
                                                                      percentage point change in real GDP growth.
  ----------------------------------------------------------------------------------------------------------------
  Land Transfer Tax Revenues
  Revenue Base                          0.4 per cent decline in
                                        2005-06
  Housing Resales                       3.7 per cent decline in 2005  $10 million revenue change for each percentage point change in both the number
                                                                      and prices of housing resales.
  Resale Prices                         1.1 per cent growth in 2005
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Health and Social Transfers
  Canada-wide Revenue Base              $27.2 billion in 2005-06
  Ontario Revenue Share                 37.3 per cent in 2005-06
  Ontario Population Share              38.9 per cent in 2005-06      $40 million revenue change for each tenth
                                                                      of a percentage point change in population
                                                                      share.
  Ontario Basic Federal PIT Share       44.3 per cent in 2005-06      $10 million revenue change in the opposite
                                                                      direction for each tenth of a percentage
                                                                      point change in Basic Federal Personal
                                                                      Income Tax base share.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
     (1)  Revenue base is revenue excluding the impact of measures,  adjustments for  past  Public  Accounts  estimate  variances  and  other  one-time factors.
     (2)  Ontario 2004 Personal Income Tax is a forecast  estimate  because 2004 tax returns are currently being assessed by the Canada Revenue Agency.
     (3)  Corporations  Tax refunds  arising during 2004-05 are still subject to
          considerable   uncertainty   because   a  very  high   proportion   of
          corporations have until June 30, 2005 to file their 2004 tax returns.
  ----------------------------------------------------------------------------------------------------------------

EXPENSE RISKS AND SENSITIVITIES

              Many programs delivered by the Province are subject to potential risks and cost drivers such as utilization growth or enrolment and caseload changes. The following sensitivities are based on expense averages for key program areas and might change depending on the nature and composition of the potential risk.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
--------------------------- ----------------------------------- --------------------------------------------------
Program                     2005-06 Assumption                  2005-06 Sensitivities
--------------------------- ----------------------------------- --------------------------------------------------
--------------------------- ----------------------------------- --------------------------------------------------
Health                      Annual growth of 5.9 per cent       One per cent change in health: $329 million.
Hospitals                   Annual growth of 4.7 per cent       One per cent change in hospital funding: $120
                                                                million.
Drug Programs               Annual growth of 12 per cent        One per cent change in utilization of all drug
                            (seniors)                           programs: $36 million (seniors and social
                                                                assistance recipients).
Home Care/Community         Over 15.5 million hours of          One per cent change in hours of homemaking and
Services                    homemaking and support services;    support services: $4 million.
                            8.5 million nursing and             One per cent change in nursing and professional
                            professional visits                 visits: $6 million.
Long-Term Care Homes        More than 74,000 long-term care     Annual average Provincial operating cost per
                            home beds.                          bed, after resident co-payment revenue, in a
                                                                long-term care home is $36,000. One per cent
                                                                change in number of beds: $27 million.
--------------------------- ----------------------------------- --------------------------------------------------
--------------------------- ----------------------------------- --------------------------------------------------
Elementary and Secondary    Almost two million average daily    One per cent enrolment change: $160 million.
Schools*                    pupil enrolment
College Students            151,000 full-time students          One per cent enrolment change: $7 million.
University Students         280,000 full-time undergraduate     One per cent enrolment change: $19 million.
                            students
Ontario Works*              194,000 average annual caseload     One per cent caseload change: $15 million.
Ontario Disability          226,000 average annual caseload     One per cent caseload change: $23 million.
Support Program*
Correctional System         2.8 million adult inmate days per   Average cost $155 per inmate per day. One per
                            year                                cent change in inmate days: $4 million.
Interest on Debt            Average cost of borrowing is        The impact of a 100 basis-point change in
                            forecast to be approximately        borrowing rates is forecast to be approximately
                            5.4 per cent.                       $250 million.
--------------------------- ----------------------------------- --------------------------------------------------
------------------------------------------------------------------------------------------------------------------
*Based on 2004-05.
------------------------------------------------------------------------------------------------------------------

COMPENSATION COSTS

              Compensation costs and wage settlements are key cost drivers and have a substantial impact on both the finances of broader public sector partners and the Province.

---------------------------------- -------------------------- ------------------------------------------
Sector                             Cost of 1%                 Size of Sector
                                   salary increase
---------------------------------- -------------------------- ------------------------------------------
---------------------------------- -------------------------- ------------------------------------------
OHIP Payments to Physicians(1)     $70 million                Almost 22,000 physicians in Ontario,
                                                              comprising 10,800 family doctors and
                                                              11,000 specialists.
Hospital Nurses(2)                 $34 million                Over 40,000 nurses in hospitals.
Elementary and Secondary School    $119 million               Over 180,000 staff including teachers,
Staff(3)                                                      principals, administrators, support and
                                                              maintenance staff.
Ontario Public Service(4)          $50 million                Over 64,000 public servants.
---------------------------------- -------------------------- ------------------------------------------
--------------------------------------------------------------------------------------------------------
(1) Based on 2005-06.
(2) Based on 2003-04.
(3) One per cent increase in salary benchmarks in Grants for Student Needs based on 2004-05 school year.
(4) Based on 2004-05, reflects total compensation costs.
--------------------------------------------------------------------------------------------------------

                                                                        Consolidated Financial Statements, 2004-2005
--------------------------------------------------------------------------------------------------------------------
Consolidated Financial Statements, 2004-2005
--------------------------------------------------------------------------------------------------------------------

                                                    CONSOLIDATED
                                                     FINANCIAL
                                                     STATEMENTS

                                                 Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2005 and the consolidated statements of operations, change in net debt, and cash flow for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the
Province as at March 31, 2005 and the results of its operations, the changes in its net debt, and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                                                                            /s/ Jim McCarter

Toronto, Ontario                                                                            Jim McCarter, CA
August 19, 2005                                                                             Auditor General

Province of Ontario
Consolidated Statement of Operations
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                      Budget           Actual         Actual
($ Millions)                                                                       2005             2005           2004
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
    Revenues (Schedule 1)
       Personal Income Tax                                                      18,821           19,320         18,301
       Retail Sales Tax                                                         15,036           14,855         14,258
       Corporations Tax                                                          8,320            9,883          6,658
       Employer Health Tax                                                       3,874            3,886          3,753
       Gasoline and Fuel Taxes                                                   3,044            3,004          2,945
       Other Taxes                                                               4,903            5,027          3,233
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
       Total Taxation                                                          53, 998           55,975         49,148
       Government of Canada                                                     10,798           11,882          9,893
       Income from Investment in Government Business Enterprises
       (Schedule 7)                                                              3,564            3,578          3,070
       Other                                                                  6,119(1)            6,406          6,289
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                74,479           77,841         68,400

    Expenses (Schedules 2 and 3)
       Health Care                                                              30,607           31,510         29,218
       Education and Training                                                   15,374           15,475         13,918
       Interest on Debt                                                         10,329            9,368          9,604
       Children's and Social Services                                            9,179            9,224          8,645
       Environment, Resources and Economic Development                           5,899            6,479          5,663
       Justice                                                                   3,004            2,959          2,936
       General Government and Other                                              5,207            4,381          3,899
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                79,599           79,396         73,883
       Reserve                                                                   1,000

    Annual Deficit                                                               6,120            1,555          5,483
         Accumulated Deficit at Beginning of Year                                               124,188        118,705
-----------------------------------------------------------------------------------------------------------------------
Accumulated Deficit at End of Year                                                              125,743        124,188
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
   See accompanying Notes and Schedules to the Financial Statements.
(1)  Amount  reported in the 2004  Budget,  excluding  the gain of $3.9  billion related to the  projected  elimination  of the  liability  for  non-utility generator power purchase agreements.
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Financial Position
----------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                          2005                        2004
----------------------------------------------------------------------------------------------------------------------

    Liabilities
       Accounts Payable and Accrued Liabilities (Schedule
       4)                                                                          13,121                      10,549
       Debt (Note 2)                                              156,377                      148,357
       Unamortized Foreign Exchange Gains                             424                          376
                                                           ---------------               --------------
                                                                                  156,801                     148,733
       Power Purchase Contracts (Note 4)                                            3,785                       4,021
       Nuclear Funding Liability (Note 4)                                           1,410                       1,916
       Pensions and Other Employee Future Benefits (Note
       5)                                                                           1,747                       1,800
       Other Liabilities (Note 6)                                                   4,890                       2,756
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                  181,754                     169,775
----------------------------------------------------------------------------------------------------------------------

    Financial Assets
       Cash and Cash Equivalents                                                   10,165                       5,175
       Temporary Investments (Note 7)                                               4,188                       2,934
       Accounts Receivable (Schedule 5)                                             6,316                       4,722
       Loans Receivable                                                             6,212                       5,072
       Other Assets                                                                 1,968                       1,285
       Investment in Government Business Enterprises
       (Schedule 7)                                                                12,243                      12,030
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                   41,092                      31,218
----------------------------------------------------------------------------------------------------------------------

    Net Debt                                                                      140,662                     138,557
    Non-Financial Assets
       Tangible Capital Assets (Note 8)                                            14,919                      14,369
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Accumulated Deficit                                                               125,743                     124,188
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
   Contingent Liabilities (Note 9) and Contractual Obligations (Note 10)
   See accompanying Notes and Schedules to the Financial Statements.
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Net Debt
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
For the year ended March 31
($ Millions)                                                                              2005                     2004
------------------------------------------------------------------------------------------------------------------------

    Annual Deficit                                                                       1,555                    5,483

     Acquisition of Tangible Capital Assets                                 1,388                    1,350
     Amortization of Tangible Capital Assets (Note 8)                       (801)                    (785)
     Proceeds on Sale of Tangible Capital Assets                             (18)                     (50)
     Loss on Sale of Tangible Capital Assets                                 (19)                     (88)
                                                                     -------------            -------------
                                                                     -------------
                                                                                           550                      427
------------------------------------------------------------------------------------------------------------------------
                                                                     -------------

    Increase in Net Debt                                                                 2,105                    5,910
    Net Debt at Beginning of Year                                                      138,557                  132,647
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
    Net Debt at End of Year                                                            140,662                  138,557
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
   See accompanying Notes and Schedules to the Financial Statements.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
For the year ended March 31
($ Millions)                                                                                         2005         2004
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Operating Transactions
       Annual Deficit                                                                             (1,555)      (5,483)
       Amortization of Tangible Capital Assets (Note 8)                                               801          785
       Loss on Sale of Tangible Capital Assets                                                         19           88
       Income from Investment in Government Business Enterprises (Schedule 7)                     (3,578)      (3,070)
       Remittances from Government Business Enterprises (Schedule 7)                                3,365        3,211
       Decrease in Liability for Pensions and Other Employee Future Benefits (Note 5)                (53)        (398)
       Decrease in Power Purchase Contracts (Note 4)                                                (236)        (104)
       Decrease in Nuclear Funding Liability (Note 4)                                               (506)      (1,058)
       Increase in Accounts Payable and Accrued Liabilities (Schedule 4)                            2,572          599
       Decrease in Other Items                                                                    (1,283)      (2,420)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Cash Applied to Operating Transactions                                                              (454)      (7,850)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Capital Transactions
       Acquisition of Tangible Capital Assets                                                     (1,388)      (1,350)
       Proceeds from Sale of Tangible Capital Assets                                                   18           50
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Cash Applied to Capital Transactions                                                              (1,370)      (1,300)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Investing Transactions
       Increase in Temporary Investments (Note 7)                                                 (1,254)      (1,946)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Cash Applied to Investing Transactions                                                            (1,254)      (1,946)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Financing Transactions
       Debt Issued                                                                                 26,141       28,178
       Debt Retired                                                                              (18,073)     (18,141)
-----------------------------------------------------------------------------------------------------------------------
Cash Provided by Financing Transactions                                                             8,068       10,037
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
       Net Increase (Decrease) in Cash and Cash Equivalents                                         4,990      (1,059)
       Cash and Cash Equivalents at Beginning of Year                                               5,175        6,234
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                           10,165        5,175
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tables in millions of dollars)

1.       Summary of Significant Accounting Policies

Basis of Accounting
              The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of
              Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards
              Board (AcSB) of the CICA.

Reporting Entity
              These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are accountable for the administration of their financial affairs and resources, either to a minister of the government or directly to the Legislature, and that are owned or controlled by the government. These government organizations are individually consolidated provided they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenues, deficit or surplus are greater than $10 million. A listing of these organizations is provided in Schedule 6. The activities of all other organizations are reflected in these financial statements through the accounts of the ministries responsible for them. Trusts administered by the government on behalf of other parties are excluded from the reporting entity but are disclosed in Note 11.

Principles of Consolidation
              Government organizations, except for government business enterprises, are consolidated on a line-by-line basis with the Consolidated Revenue Fund in these financial statements. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies described below, and to eliminate significant inter-organization accounts and transactions.

              Government business enterprises are defined as those government organizations that i) have the financial and operating authority to carry on a business, ii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations and iii) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as
              Investment in Government Business Enterprises on the Consolidated Statement of Financial Position and
              their combined net income is shown as a separate item on the Consolidated Statement of Operations.

Measurement Uncertainty
              Uncertainty in the determination of the amount at which an item is recognized in the financial statements is known as measurement uncertainty. Such uncertainty exists when it is reasonably possible that there could be a material variance between the recognized amount and another reasonably possible amount.

              Measurement uncertainty in these financial statements and notes thereto exists in the valuation of the power purchase contracts, the accruals for pensions and other employee future benefits obligations, the value of tangible capital assets, and the accruals for personal income and corporations tax revenues.

              The nature of the uncertainty in the valuation of the power purchase contracts arises from fluctuations in market prices that would impact this liability. The uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province's best estimate of expected results. Uncertainty related to the accrual for personal income tax and corporations tax revenues arises because of the possible differences between the estimated and actual economic growth and the impact of future tax assessments on taxes receivable. Uncertainty in the value of tangible capital assets exists because estimates of historical cost are used when actual cost is unknown and because of differences between estimated useful lives and actual useful lives.

              Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues
              Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received or receivable prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Expenses
              Expenses are recognized in the fiscal year that the events giving rise to the expense occur and resources are consumed. Expenses include:

          o    The incurrence of liabilities for goods or services consumed,

          o    Transfer payments authorized and owing to recipients,

          o    Interest accruing on debt,

          o    Pension and other employee future benefits,

          o    The amortization of tangible capital assets, and

          o    Losses in the value of assets.

              Transfer payments are recognized in the year during which the payment is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

              Interest on Debt includes the following: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; and iv) amortization of deferred hedging gains and losses.

              Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees.
              These expenses are the government's share of the cost of benefits including the current year's cost of benefits, interest on the net benefits liability or surplus, amortization of actuarial gains or losses, cost of or gain on plan amendment and other adjustments.

              Other employee future benefits are either recognized in the period the event that obligates the government occurs or when the benefits are earned and accumulated by employees.

              The costs of buildings and transportation infrastructure owned by the Province are amortized and recognized as expenses over their estimated useful lives on a straight-line basis. Amortization of tangible capital assets owned by government organizations consolidated in these financial statements is also included in expenses.

              The Province is phasing in the implementation of PSAB recommendations on tangible capital assets.
              Consequently, the costs of acquisition of other tangible capital assets owned by the Province, such as furniture and vehicles, are recorded as expenses. Also, for significant capital leases entered into by the Province, an amount equal to the present value of the minimum lease payments required over the term of the lease is recorded as an expense at the inception of the lease, with an offsetting liability recorded for the lease obligation.

Liabilities
              Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year.
              The settlement of liabilities will result in sacrifice of economic benefits in the future.

              Liabilities include probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

              Liabilities also include obligations to government business enterprises.

Debt
              Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

              Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

              The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and to manage risk. The Province does not use derivatives for speculative purposes.
              Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits
              The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government's best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government's borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

              The liabilities for selected Employee Future Benefits (such as pensions, other retirement benefits and termination pay) represent the government's share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province's share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-ends of the pension plans and the Province.

Assets
              Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

Financial Assets
              Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

              Temporary investments are recorded at the lower of cost or fair value.

              Accounts receivables are recorded at cost. Valuation allowances are made when collectibility is considered doubtful.

              Loans receivable with significant concessionary terms are considered in part as grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan. Loans receivable include amounts owing from government business enterprises.

              Investment in Government Business Enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets
              Tangible capital assets are non-financial assets. Non-financial assets are resources which will be consumed in the normal course of operations or in the delivery of government services.

              Tangible capital assets are recorded at historical cost. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development but excludes interest. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting.

              As the Province is phasing in the implementation of PSAB recommendations on tangible capital assets, the following categories are included under tangible capital assets and recorded at historical cost:
              land, buildings and transportation infrastructure owned by the Province; and all tangible capital assets owned by government organizations that are consolidated in these financial statements.

              Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Trust Funds
              Trust funds that have been deposited into the Consolidated Revenue Fund are included in Other
              Liabilities on the Consolidated Statement of Financial Position.

2.        Debt

              The Province borrows in both domestic and international markets. Total Debt of $156.4 billion, as at
              March 31, 2005 (2004, $148.4 billion), is composed of bonds and debentures issued in public capital markets and non-public debentures held by certain federal and provincial public sector pension plans and government agencies. Debt was comprised of Debt Issued for Provincial Purposes of $128.9 billion
              (2004, $120.8 billion) and Ontario Electricity Financial Corporation (OEFC) debt of $27.5 billion
              (2004, $27.6 billion).  The table on page 47 presents the maturity schedule of the Province's outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

----------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                     2005          2004
----------------------------------------------------------------------------------------------------------------------
                           Canadian        U.S.        Japanese                     Other
            Currency         Dollar      Dollar             Yen    Euro(1)    Currency(2)         Total         Total
----------------------------------------------------------------------------------------------------------------------

Maturing in:
2005                                                                                                         $ 20,609
2006                        $16,335       7,016             676         46              -       $24,073        19,481
2007                         11,793       2,611             460          -              -        14,864        12,158
2008                          6,745       5,468             320          -            244        12,777         9,268
2009                         14,711       3,563               -        795            207        19,276        18,981
2010                          7,918       1,717             798      1,443            882        12,758             -
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
1-5 years                    57,502      20,375           2,254      2,284          1,333        83,748        80,497
6-10 years                   22,947       4,263             113      1,188            483        28,994        30,978
11-15 years                   2,996           -               -          -              -         2,996         1,718
16-20 years                  10,156           -               -          -              -        10,156        10,231
21-25 years                  14,993           -               -          -              -        14,993        14,368
26-40(3) years               15,490           -               -          -              -        15,490        10,565
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total(4)(5)                $124,084      24,638           2,367      3,472          1,816      $156,377      $148,357
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Debt Issued                 101,716      19,935           2,367      3,472          1,369       128,859       120,804
for Provincial
Purposes
OEFC Debt                    22,368       4,703               -          -            447        27,518        27,553
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total(4)(5)             $124,084(6)      24,638           2,367      3,472          1,816      $156,377      $148,357
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Effective interest rates (weighted average)
2005                          6.64%       5.31%           5.20%      5.49%          4.72%         6.36%             -
2004                          7.05%       5.47%           5.85%      5.80%          5.05%             -         6.74%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(1)  Euro debt includes debt issues in Euro and French franc legacy currency.
(2)  Other currencies  comprise:  Australian dollar,  New Zealand dollar,  Pound
     Sterling, Swiss franc and Hong Kong dollar.
(3)  The longest term to maturity is to March 1, 2045.
(4)  Total foreign  currency  denominated  debt as at March 31, 2005,  was $32.3 billion (2004,  $30.3 billion).  Of that, $400 million (2004, $700 million)
     was unhedged U.S.  dollar  denominated  debt and $800 million  (2004,  $900 million) was unhedged  Japanese yen denominated debt; the remaining balance amounted to $31.1 billion or 96.3% (2004, $28.7 billion or 94.6%) was fully hedged to Canadian dollars.
(5)  Total debt includes  issues  totalling $2.9 billion  (2004,  $3.0 billion), which have embedded options  exercisable by either the Province or the bond holder under specific conditions.
(6)  Debt denominated in Canadian  dollars includes  long-term debt purchased by the Province but not cancelled.  As at March 31, 2005,  $1.0 billion (2004,
     $800 million) was held.
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                 2005            2004
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Debt Payable to:
       Public Investors                                                                    $130,988       $ 121,992
       Canada Pension Plan Investment Fund                                                   10,233          10,233
       Ontario Teachers' Pension Plan                                                         8,666           9,487
       Public Service Pension Plan                                                            2,886           3,052
       Ontario Public Service Employees Union Pension Fund                                    1,371           1,450
       Canada Mortgage and Housing Corporation                                                1,003           1,047
       Others(1)                                                                              1,230           1,096
--------------------------------------------------------------------------------------------------------------------
Total                                                                                      $156,377        $148,357
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
(1)  Debt  payable  to  others  includes  debt  payable  to  Ontario   Municipal
     Employees' Retirement Fund, Colleges of Applied Arts and Technology Pension
     Plan and Ryerson  Retirement  Pension Plan.  It also includes  School Board
     Trust Debt and debt of Ontario  Immigrant  Investor  Corporation  and Royal
     Ontario Museum.
--------------------------------------------------------------------------------------------------------------------

              Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province's debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

              The estimated fair value of debt at March 31, 2005 was $172.3 billion (2004, $167.2 billion). This is higher than the book value of $156.4 billion (2004, $148.4 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt
              A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards to support their capital projects prior to the introduction of the Student-Focused Funding model in 1998. The Trust issued 30-year sinking fund debentures amounting to $891 million in June
              2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by Ministry of
              Education to the Trust under the School Board Operating Grant program. As at March 31, 2005, the outstanding amount of $867 million advanced to school boards is included in Other Assets and outstanding debentures of $876 million are included in Debt.

3.       Risk Management and Derivative Financial Instruments

              The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost effective manner. A variety of strategies are used, including the use of derivative financial instruments ("derivatives").

              Derivatives are financial contracts, the value of which is derived from underlying instruments. The
              Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees with another party to exchange cash flows based upon one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

              Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including foreign exchange forward contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of foreign exchange forward contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the foreign exchange forward contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

              The current policy allows the net amount of unhedged foreign currency debt principal and foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC debt. At March 31, 2005, the respective unhedged levels were 0.8 and 0.1 per cent (2004, 1.2 and 0.1 per cent). For every one-cent increase in the Canadian dollar versus the U.S. dollar, there would be an increase in debt amount of $3 million (2004, $6 million) and an increase in Interest on Debt of
              $1.4 million (2004, $2 million). For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt amount of $9 million (2004, $11 million) and an increase in
              Interest on Debt of $2.1 million (2004, $2.5 million). Total foreign exchange gains recognized in the
              Statement of Operations for 2004-05 were $56 million (2003-04, $42 million).

              Debt servicing costs may also vary as a result of changes in interest rates. In respect of Debt
              Issued for Provincial Purposes, the risk is measured as interest rate resetting risk which is the net amount of floating rate exposure, liquid reserves and fixed rate debt maturing within the next
              12-month period as a percentage of Debt Issued for Provincial Purposes. In respect of OEFC debt, the risk is the floating rate exposure as a percentage of OEFC debt. Depending on market conditions, the
              Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial Purposes to a maximum of 25 per cent and floating rate risk for OEFC debt to a maximum of 20 per cent.

              As at March 31, 2005, interest rate resetting risk for Debt Issued for Provincial Purposes was 10.2 per cent (2004, 11.4 per cent) while floating rate risk for OEFC debt was 8.5 per cent (2004, 8.0 per cent). Based on floating rate interest-bearing financial instruments on hand at the balance sheet date plus planned issues for the coming year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $250 million compared to $150 million a year ago.

              Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 7), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. In addition, the Province has short-term note programs as alternative sources of liquidity.

              The table below presents a maturity schedule of the Province's derivatives, by type, outstanding at
              March 31, 2005, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

--------------------------------------------------------------------------------------------------------------------------------
Derivative Portfolio Notional Value
As at March 31                                                                                                  2005        2004
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Maturity in
Fiscal Year               2006         2007        2008         2009       2010  6-10 Years Over 10 Years      Total       Total
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Swaps:
     Interest
     rate              $13,567       $7,710     $10,747      $11,055      $7,803     $15,072     $3,162      $69,116     $55,013
     Cross
     currency            8,903        4,625       4,469        4,635       4,482       3,833         -        30,947      30,622
Forward foreign
exchange
contracts                5,241            -           -            -           -           -         -         5,241       2,755
Caps and Floors            275          398           -            -          88           -         -           761         480
Futures                     62            -           -            -           -           -         -            62          62
Options                      -            -           -            -           -           -         -             -          90
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Total                  $28,048      $12,733     $15,216      $15,690     $12,373     $18,905    $3,162      $106,127     $89,022
---------------------------------------------------------------------------------------------------------------------------------

              The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2005.

-------------------------------------------------------------------------------------------------------------------
Credit Risk Exposure
As at March 31                                                                                 2005           2004
-------------------------------------------------------------------------------------------------------------------

Gross credit risk exposure(1)                                                                $1,865         $2,625
       Less: Netting(2)                                                                     (1,618)        (2,264)
-------------------------------------------------------------------------------------------------------------------
Net Credit Risk Exposure                                                                      $ 247          $ 361
-------------------------------------------------------------------------------------------------------------------
(1)  Gross credit risk exposure is the gross credit  exposure to  counterparties with net positive exposure, (that is, the Province has an unrealized gain).
(2)  "Netting" is the gross negative credit exposure to counterparties  with net positive credit exposures covered by master agreements  providing for close out netting when contracts do not have co-terminus settlement dates.
-------------------------------------------------------------------------------------------------------------------

              The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements ("master agreements") that provide for termination netting and if applicable payment netting with virtually all of its counterparties. Gross credit risk exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

4.   Ontario Electricity Financial Corporation Liabilities
              The Ontario Electricity Financial Corporation (OEFC) is consolidated as a government organization in these financial statements. In addition to the current liabilities and long-term debt of OEFC, recorded in these financial statements under Accounts Payable and Accrued Liabilities and Debt respectively, the following liabilities of OEFC are also reflected in these financial statements:

i)  Power Purchase Contracts
              Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, OEFC is the counterparty to these contracts. A liability arose because these contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price.

              The NUG liability had been valued at $4.3 billion on a discounted cash-flow (DCF) basis since Ontario
              Hydro was continued as OEFC on April 1, 1999. Prior to open access to the electricity market in May
              2002, power purchased from NUGs was resold at cost to the revenue pool managed by Ontario Power
              Generation Inc. (OPG). After the market opened, OEFC sustained annual losses on power purchased from
              NUGs. The DCF model was updated as of March 31, 2003, which reduced the estimated liability, by $422 million to $3.7 billion. The revaluation change is being amortized to operations over a 10-year period.

              Under the Electricity Restructuring Act, 2004, effective January 1, 2005, OEFC began receiving actual contract prices for power from ratepayers and will no longer incur losses on these power purchase contracts. The Ministry of Finance estimates that the bulk of the liability will be eliminated over
              12 years as existing electricity contracts expire. The decrease in the liability for power purchase contracts for 2004-05 was $236 million (2003-04, $104 million). This results in a liability of $3.8 billion as at March 31, 2005 (2004, $4.0 billion).

ii) Nuclear Funding Liability
              OEFC as the continued Ontario Hydro assumed a liability in the amount of $2.4 billion representing nuclear waste management and asset removal liabilities that were incurred prior to April 1, 1999. The
              Province and OPG are parties to the Ontario Nuclear Funds Agreement (ONFA) to establish, fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of nuclear waste management and station decommissioning.

              The board of directors of OEFC approved the funding of the Decommissioning Segregated Fund, established by OPG, thus discharging the nuclear funding liability over a four year period. OEFC contributed $1.2 billion towards the fund liability on July 24, 2003 and $600 million on March 31,
              2005.

              Interest is accrued at a rate equal to the Ontario Consumer Price Index plus 3.25 per cent in accordance with the terms of ONFA which were finalized on July 24, 2003. A commitment-in-lieu of $1.4 billion as at March 31, 2005 (2004, $1.9 billion) has been provided to the Decommissioning Segregated
              Fund.

5.   Pensions and Other Employee Future Benefits

----------------------------------------------------------------------------------------------------------------------
Pensions and Other Employee
Future Benefits Liability
Asset)
As at March 31                                              2005                   2005          2005            2004
                                                                                  Other
                                                                               Employee
                                                                                 Future
                                                        Pensions               Benefits         Total            Total
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Obligation for benefits                                 $ 55,082                $ 4,484      $ 59,566        $ 55,782
                                                                                               59,566
Less: plan fund assets                                  (60,065)                  (324)      (60,389)        (57,863)
Unamortized actuarial gains (losses)                       1,756                  (586)         1,170           2,518
Adjustments(1)                                             1,400                      -         1,400           1,363
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total                                                   $(1,827)                 $3,574        $1,747         $ 1,800
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(1)  Adjustments consist of:
       i) differences for amounts  reported by the pension plans at December 31, instead of the Province's year-end of March 31;
      ii) unamortized difference between employer and employee contributions for jointly sponsored pension plans;
     iii) unamortized  employee  contribution  reductions  for solely  sponsored plans;
      iv) unamortized initial unfunded liabilities of jointly sponsored plans; and
       v) amounts payable by the Province that are reflected as contributions in the pension plan assets.
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Pensions and Other Employee
Future Benefits Expense
As at March 31                                              2005                   2005          2005            2004
                                                                                  Other
                                                                               Employee
                                                                                 Future
                                                        Pensions               Benefits         Total            Total
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Cost of benefits                                          $1,376                  $ 230      $1,606           $1,540
Amortization of actuarial losses (gains)                   (296)                     46       (250)            (339)
Employee contributions                                     (158)                      -       (158)            (155)
Cost of (gain on) plan amendments                              -                    (5)         (5)               13
Recognition of unamortized actuarial losses
(gains)                                                        -                      -           -             (13)
Interest expense (revenue)                                 (332)                    154       (178)            (263)
Adjustments(1)                                             (113)                    255         142            (111)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Total (2)                                                  $ 477                  $ 680      $1,157            $ 672
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1)   Adjustments for Pensions consist of amortization of:
      i)   the difference between employer and employee contributions for jointly sponsored pension plans;
      ii)  employee contribution reductions for solely sponsored plans; and
      iii) initial unfunded liability of jointly sponsored pension plans.
   Adjustments for Other Employee Future Benefits include the increase in Other Employee Future Benefits Liability as at April 1, 2004 as a result of a change in estimation method.

(2)   Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 2. The Teachers' Pension expense of $240 million (2003-04, $235 million) is included in the Education and Training expense in the
   Consolidated Statement of Operations and is disclosed separately in Schedule 3. The Public Service and OPSEU
   Pension expense of $237 million (2003-04, $147 million) and Other Employee Future Benefits - Retirement Benefits
   expense of $221 million (2003-04, $162 million) are included in the General Government and Other expense in the
   Consolidated Statement of Operations. The combined total of Public Service and OPSEU Pension and Other Employee
   Future Benefits - Retirement Benefits expense of $458 million (2003-04, $309 million) is disclosed separately in
   Schedule 3. The remainder of Other Employee Future Benefits expense is included in the relevant ministries'
   expenses in Schedule 3.
---------------------------------------------------------------------------------------------------------------------

Pensions
              The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension
              Plan (PSPP) and joint sponsor of the Ontario Public Service Employees Union (OPSEU) Pension Plan, and
              the Ontario Teachers' Pension Plan (OTPP).

              These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute between 7 and 9 per cent of their salary to these plans. The Province matches these contributions.

              Funding of these plans is based on statutory actuarial funding valuations undertaken at least every three years. The Province contributed $708 million to the OTPP in 2004-05 (2003-04, $683 million),
              $124 million to the PSPP (2003-04, $108 million) and $135 million to the OPSEU Pension Plan (2003-04,
              $118 million). During calendar year 2004, the OTPP paid benefits, including transfers to other plans of $3.4 billion (2003, $3.2 billion), the PSPP paid $799 million (2003, $770 million) and the OPSEU
              Pension Plan paid $493 million (2003, $476 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers' Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

              The government's best estimate of the future annual inflation rate used in the pension and other employee future benefits calculations is 2.5 per cent, the salary escalation rate is 3.5 per cent, the discount rate and the expected rate of return on pension plan assets are 7 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 10 to 13 years.

              The Province is also responsible for sponsoring the Ontario Teachers' Retirement Compensation
              Arrangement and the Public Service Supplementary Benefits Plan. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

Other Employee Future Benefits
              Other Employee Future Benefits includes non-pension retirement benefits, post-employment benefits and compensated absences. The discount rate used in the Other Employee Future Benefits (except retirement benefits) calculation for 2004-05 is 5.25 per cent.

              PSAB has issued recommendations on post-employment benefits, compensated absences and termination benefits with an implementation date for fiscal years beginning after January 1, 2004. Consequently, in 2004-05, the Province refined its method of calculating the liability and expense of termination pay and workers' compensation benefits in accordance with PSAB's recommendations. Also, starting with
              2004-05, liabilities for long-term disability benefits, continuation of benefits for employees on long-term disability and/or workers' compensation, and compensated absences that can be carried over more than one year are now accrued in the Province's financial statements, calculated on an actuarial basis using the government's borrowing rate as the discount rate.

              The cumulative effect of these changes has resulted in a $255 million increase in the Pensions and
              Other Employee Future Benefits Liability as at April 1, 2004 with a corresponding increase in the
              2004-05 Pensions and Other Employee Future Benefits Expense.

Other Employee Future Benefits - Retirement Benefits
              The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The Province paid $95 million for benefits under the plan in 2004-05 (2003-04, $97 million). The liability for non-pension retirement benefits of $2.1 billion as at March 31, 2005 (2004, $2.0 billion) is included in the
              Other Employee Future Benefits Liability. The expense for 2004-05 of $221 million (2003-04, $162 million) is included in the Other Employee Future Benefits Expense.

              The discount rate used in the other retirement benefits calculation for 2004-05 is 5.75 per cent,
              (2003-04, 5.60 per cent).

              Subsequent to March 31, 2005, the Province entered into an agreement with OPSEU to change various supplemental health benefits. The cost of these changes of $211 million will be included in the
              2005-06 Other Employee Future Benefits Expense.

Other Employee Future Benefits - Post-Employment Benefits
              The Province provides employees who have completed 5 years of service, termination pay equal to one week's salary for each year of service up to a maximum of 50 per cent of their annual salary.
              Employees who have completed one year of service but less than 5 years are also entitled to termination pay in the event of death, retirement or release from employment. The termination pay benefits are unfunded and are administered by the Province. The Province paid out $43 million in termination pay in 2004-05. The liability for termination pay of $777 million as at March 31, 2005
              (2004, $858 million) is included in the Other Employee Future Benefits Liability. The expense for
              2004-05 of ($39 million) (2003-04, $54 million), including a $112 million reduction in the liability as a result of a change in estimation method,  is included in the Other Employee Future Benefits
              Expense.

              The Province also provides on a self-insured basis workers' compensation benefits, long-term disability benefits and regular benefits to employees who are on workers' compensation and/or long-term disability. The liability for workers' compensation of $349 million as at March 31, 2005
              (2004, $268 million) net of deposits of $3 million (2004, $5 million) is included in the Other
              Employee Future Benefits Liability. The expense for 2004-05 of $120 million (2003-04, $73 million)
              including a $39 million payment made in 2004-05 (2003-04, $45 million) is included in the Other
              Employee Future Benefits Expense. The 2004-05 expense also includes a $92 million increase in the liability as a result of a change in estimation method.

              The unfunded liability for long-term disability benefits of $183 million as at March 31, 2005 is net of deposits of $321 million, and is included in the Other Employee Future Benefits Liability. The
              2004-05 expense of $232 million included a $47 million payment for long-term disability benefits in
              2004-05 (2003-04, $45 million) and the impact of compliance with PSAB recommendations on long-term disability benefits.

6.       Other Liabilities

--------------------------------------------------------------------------------------------------------------------
Other Liabilities
As at March 31                                                                                   2005          2004
--------------------------------------------------------------------------------------------------------------------

Deferred Revenue:
       Federal Transfers                                                                       $2,297         $ 969
       Vehicle & Driver Licences                                                                  322           324
       Other                                                                                      631           586
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total Deferred Revenue                                                                          3,250         1,879
Electricity Consumer Price Protection Fund                                                        528             -
Other Funds and Liabilities                                                                     1,112           877
--------------------------------------------------------------------------------------------------------------------
Total                                                                                          $4,890       $ 2,756
--------------------------------------------------------------------------------------------------------------------

              Other Liabilities include deferred revenues, Electricity Consumer Price Protection Fund (remaining surplus in discontinued fund, to be returned to consumers), pension and benefit funds related to the
              Provincial Judges' Pension Fund and the Deputy Ministers' Supplementary Benefit Account, externally restricted funds and other miscellaneous liabilities.

-----------------------------------------------------------------------------------------------------------------------------
Deferred Revenue--Federal Transfers
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   Deferred
                                             Amortized to Revenue                   Revenue        Amortized to Revenue
-----------------------------------------------------------------------------------------------------------------------------
                                     Total                                                                            2006-07
                                  Transfer          2003-04                                                               and
                                  Received        and prior        2004-05          2004-05       2005-06          thereafter
-----------------------------------------------------------------------------------------------------------------------------
CHST Supplement
2003-04                               $967             $386           $387             $194          $194              $   -
CHST Supplement
2004-05                                778                -            388              390           390                  -
Diagnostic / Medical
Equipment
2003-04                                580              192            194              194           194                  -
Public Health and
Immunization
2003-04                                156                -             50              106            53                 53
Wait Times Reduction
2004-05                              1,655                -            242            1,413           243              1,170
-----------------------------------------------------------------------------------------------------------------------------
Total                               $4,136             $578         $1,261           $2,297        $1,074             $1,223
-----------------------------------------------------------------------------------------------------------------------------

              The Canada Health and Social Transfer (CHST) Supplement, Diagnostic/Medical Equipment,  Wait Times
              Reduction Fund and Public Health and Immunization Trust are federal transfers received by the
              Province that are intended to provide funding for provincial expenditures over several accounting periods. Accordingly, they are recognized as revenue by the Province in the periods identified by the federal government. These federal transfers have been used to fund health care expenditures, including grants to hospitals for the purchase of medical equipment.

              The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

7.   Temporary Investments
----------------------------------------------------------------------------------------------------------------------
Temporary Investments
As at March 31                                                                                  2005             2004
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Temporary investments                                                                         $5,055           $3,991
Add: assets purchased under resale agreements                                                  2,693            1,565
Less: assets sold under repurchase agreements                                                (3,560)          (2,622)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total                                                                                         $4,188           $2,934
----------------------------------------------------------------------------------------------------------------------

              The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2005 is $4.3 billion (2004, $3.1 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

              A resale agreement is an agreement between two parties to purchase and subsequently resell a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties to sell and subsequently repurchase a security at a specified price on a specified date.

8.   Tangible Capital Assets
         ------------------------------------------------------------------------------------------------------------------------
         Tangible Capital Assets
         As at March 31                                          2005                      2005            2005             2004
                                                                 Cost               Accumulated        Net Book         Net Book
                                                                                   Amortization           Value            Value
         ------------------------------------------------------------------------------------------------------------------------
         Land                                                  $4,777                     $   -          $4,777          $ 4,531
         Buildings                                              3,950                     1,266           2,684            2,606
         Transportation Infrastructure                         11,299                     4,733           6,566            6,343
         Other                                                  1,925                     1,033             892              889
         ------------------------------------------------------------------------------------------------------------------------
         Total                                                $21,951                    $7,032         $14,919          $14,369
         ------------------------------------------------------------------------------------------------------------------------

              Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes
              Crown lands acquired by right.

              Buildings includes administrative and service structures, and buildings under construction, but leased premises are excluded.

              Transportation infrastructure includes highways, railways, bridges and related structures and facilities, but excludes land and buildings.

              Other includes railway equipment, computer equipment, vehicles, furniture, and administrative and service equipment owned by government organizations. Similar assets owned by the government will be included at a future date. Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

              All tangible capital assets, except buildings under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives.
              Amortization expense for the fiscal year 2004-05 totaled $801 million (2003-04, $785 million). The useful lives of the Province's tangible capital assets have been estimated as:

              Buildings                                       20 to 40 years
              Transportation Infrastructure                   10 to 60 years
              Other                                            3 to 25 years

9.   Contingent Liabilities

Obligations Guaranteed by the Province
              The authorized limit for loans guaranteed by the Province as at March 31, 2005 was $3.9 billion
              (2004, $4.4 billion). The outstanding loans guaranteed and other contingencies amounted to $3.2 billion at March 31, 2005 (2004, $3.4 billion). A provision of $409 million (2004, $397 million)
              based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been expensed and is reflected in the Accrued Liabilities for Transfer Payments (Schedule  4).

Ontario Nuclear Funds Agreement
              The Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG, are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund, and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management.

              Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

              As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer
              Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

              Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG's nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG.
              This guarantee, for up to $1.5 billion, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing-- Loan Insurance Agreements
              For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults, directly or indirectly, through the Ministry of Municipal Affairs and Housing or the Ontario Housing Corporation.

              At March 31, 2005, there were $8.8 billion (2004, $9.0 billion) of mortgage loans outstanding. As operating subsidies provided are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown
              There are claims outstanding against the Crown of which 82 (2004, 80) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

10.      Contractual Obligations
              The nature of the government's activities results in significant multi-year contracts and obligations, including the following:

          o    Ontario Power Generation  Inc.'s future  contributions  under the
               Ontario Nuclear Funds  Agreement of $4.1 billion,  long-term debt repayment  obligations of $3.3 billion and fuel supply agreements of $1.3 billion.

          o    Transfer payments for school board debt of $766 million; and

          o    Transfer payment for long-term care beds of $2.3 billion.

              The following table summarizes the government's total contractual obligations.

---------------------------------------------------------------------------------------------------------------------
Contractual Obligations
As at March 31                                                                                  2005            2004
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Ontario Power Generation                                                                     $10,023         $ 9,569
Transfer payments                                                                              6,095           5,675
Leases                                                                                         1,095           1,025
Construction Contracts                                                                           730           1,418
Other                                                                                          3,208           2,500
---------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations                                                                $21,151        $ 20,187
---------------------------------------------------------------------------------------------------------------------

              The following table summarizes the information presented above to indicate the minimum amounts required to satisfy the contractual obligations each year from 2006 to 2010 inclusive, and a total for amounts due in the year 2011 and subsequent years.

---------------------------------------------------------------------------------------------------------------------

Schedule of Minimum Payments
As at March 31
---------------------------------------------------------------------------------------------------------------------
                              Ontario
Minimum Payments                Power          Transfer                       Construction
to be made in:             Generation          Payments       Leases             Contracts        Other        Total
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

2006                           $1,229            $1,372         $121                  $427         $900       $4,049
2007                            1,926               928          104                   207          473        3,638
2008                            1,286               613           92                    90          426        2,507
2009                            1,384               450           76                     6          391        2,307
2010                              886               385           63                     -          290        1,624
2011 and
thereafter                      3,312             2,347          639                     -          728        7,026
---------------------------------------------------------------------------------------------------------------------
Total                         $10,023            $6,095       $1,095                  $730       $3,208      $21,151
---------------------------------------------------------------------------------------------------------------------

11. Trust Funds Under Administration

              Summary financial information from the most recent financial statements of trust funds under administration is provided below.

----------------------------------------------------------------------------------------------------------------------
Workplace Safety and Insurance Board
As at December 31                                                                                  2004          2003
----------------------------------------------------------------------------------------------------------------------
Assets                                                                                          $13,643       $11,847
Liabilities                                                                                      20,063        18,982
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Unfunded Liability                                                                              (6,420)       (7,135)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Revenues                                                                                          3,660         3,385
Expenditures                                                                                      4,503         3,929
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Deficit                                                                                           (843)         (544)
Unfunded Liability, Beginning of Year                                                           (7,135)       (6,591)
Effect of Changes in Accounting Policy                                                              243             -
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Unfunded Liability, End of Year                                                                $(7,735)     $ (7,135)
----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Other Trust Funds
As at March 31, 2005
-----------------------------------------------------------------------------------------------------------------
                                                         Assets          Liabilities                Fund Balance
                                                                                             (Unfunded Liability)
-----------------------------------------------------------------------------------------------------------------
The Public Guardian and Trustee for
Province of Ontario                                     $ 1,175              $ 1,107                        $ 68
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Motor Vehicle Accident Claims Fund                         $ 37                $ 161                     ($ 124)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Pension Benefits Guarantee Fund                           $ 292                $ 513                     ($ 221)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
As at December 31, 2004                                  Assets          Liabilities                Fund Balance
-----------------------------------------------------------------------------------------------------------------
Deposit Insurance Corporation of Ontario                   $ 81                  $ 7                        $ 74
-----------------------------------------------------------------------------------------------------------------

              Any unfunded liability of trusts under administration are not included in the Province's financial statements as they are the responsibility of external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

12.  Comparative Figures
              The comparative figures have been reclassified as necessary to conform to the 2005 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedule 6             Government Business Enterprises and
                       Other Government Organizations ......................................................71

Schedule 7             Investment in Government Business
                       Enterprises .........................................................................72

Province of Ontario
Schedule 1: Revenues
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                    Budget(1)      Actual      Actual
For the year ended March 31                                                              2005        2005        2004
($ Millions)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Taxation
Personal Income Tax                                                                    18,821      19,320      18,301
Retail Sales Tax                                                                       15,036      14,855      14,258
Corporations Tax                                                                        8,320       9,883       6,658
Employer Health Tax                                                                     3,874       3,886       3,753
Gasoline Tax                                                                            2,328       2,277       2,264
Ontario Health Premium                                                                  1,635       1,737           -
Tobacco Tax                                                                             1,452       1,453       1,350
Land Transfer Tax                                                                         927       1,043         909
Fuel Tax                                                                                  716         727         681
Electricity Payments-In-Lieu of Taxes                                                     630         511         627
Other Taxes                                                                               259         283         347
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                       53,998      55,975      49,148
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Government of Canada
Canada Health and Social Transfer(2)                                                        -           -       6,958
Canada Health Transfer                                                                  4,677       5,058           -
Canada Social Transfer                                                                  2,924       2,912           -
CHST Supplements                                                                          775         775         577
Health Reform Fund                                                                        582         582         387
Social Housing                                                                            521         522         528
Medical Equipment Funds                                                                   193         387         192
Wait Times Reduction Fund                                                                   -         242           -
Infrastructure Programs                                                                   267         209         150
Indian Welfare Services Agreement                                                         160         154         156
Youth Criminal Justice                                                                     69          68          73
Bilingualism Development                                                                   60          67          58
Labour Market Agreement for Persons with Disabilities                                      50          62          60
Primary Health Care Transition Fund                                                        54          54          64
Public Health and Immunization Trust                                                       50          50           -
Legal Aid Criminal                                                                         38          50          63
Severe Acute Respiratory Syndrome (SARS) Compensation                                       -           -         330
Other                                                                                     378         690         297
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                       10,798      11,882       9,893
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 1: Revenues
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                    Budget(1)      Actual      Actual
For the year ended March 31                                                              2005        2005        2004
($ Millions)
----------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business
Enterprises (Schedule 7)                                                                3,564       3,578       3,070
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Other
Electricity Debt Retirement Charge                                                      1,009         997       1,000
Vehicle and Driver Registration Fees                                                      987         976         985
Local Services Realignment                                                                722         733         731
Power Sales                                                                               675         610         510
Other Fees and Licences                                                                   536         506         594
Sales and Rentals                                                                         403         352         532
Liquor Licence Board of Ontario Revenues                                                  499         489         488
Royalties                                                                                 239         278         248
Net Reduction of Power Purchase Contracts                                              143(1)         236         104
Independent Electricity System Operator Revenue                                           148         149         152
Miscellaneous                                                                             758       1,080         945
----------------------------------------------------------------------------------------------------------------------
                                                                                        6,119       6,406       6,289
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                         74,479      77,841      68,400
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(1)  Amount  reported in the 2004  Budget,  excluding  the gain of $3.9  billion related to the  projected  elimination  of the  liability  for  non-utility generator power purchase agreements.
(2)  In  2004-05,  the Canada  Health and Social  Transfer  (CHST)  program  was replaced by the Canada Health Transfer (CHT) and the Canada Social Transfer
     (CST)  programs.  2003-04  comparative  numbers for these  programs are not available.
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 2: Expenses by Object
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                  2005                2004
($ Millions)
----------------------------------------------------------------------------------------------------------------------
Transfer Payments                                                                          58,030              52,979
Interest on Debt                                                                            9,368               9,604
Salaries and Wages                                                                          4,305               4,255
Services                                                                                    2,512               2,087
Pensions and Other Employee Future Benefits (Note 5)                                        1,157                 672
Power Purchases                                                                               840                 797
Amortization of Tangible Capital Assets (Note 8)                                              801                 785
Supplies and Equipment                                                                        726                 705
Employee Benefits                                                                             560                 596
Transportation and Communication                                                              419                 405
Electricity Consumer Price Protection Fund                                                     --                 253
Other                                                                                         678                 745
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                             79,396              73,883
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 3: Expenses by Ministry
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                 Budget(1)          Actual      Actual
For the year ended March 31                                                           2005            2005        2004
($ Millions)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                                   556           1,095         674
Attorney General                                                                     1,217           1,209       1,223
Board of Internal Economy                                                              149             145         196
Children and Youth Services                                                          2,841           2,835       2,640
Citizenship and Immigration                                                             62              56          52
Community and Social Services                                                        6,338           6,389       6,005
Community Safety and Correctional Services                                           1,787           1,750       1,713
Consumer and Business Services                                                         215             215         183
Culture                                                                                347             344         327
Democratic Renewal Secretariat                                                           4               2           -
Economic Development and Trade                                                         453             348         284
Education                                                                           10,650          10,544       9,680
         Teachers' Pension (Note 5)                                                    359             240         235
Energy                                                                                 189             194         169
Environment                                                                            317             307         265
Executive Offices                                                                       19              19          24
Finance                                                                              2,172           1,968       1,911
         Interest on Debt                                                           10,329           9,368       9,604
         Electricity Consumer Price Protection Fund                                     --              --         253
         Power Purchases                                                               946             840         797
Health and Long-Term Care                                                           30,607          31,510      29,218
Intergovernmental Affairs                                                                9              13           6
Labour                                                                                 133             129         117
Management Board Secretariat                                                           342             657         181
         Contingency Fund                                                              965              --          --
         Public Service/OPSEU Pension and Other Employee
         Future Benefits (Note 5)                                                      433             458         309
Municipal Affairs and Housing                                                          926           1,040         868
Ontario Native Affairs Secretariat                                                      16              21          15
Natural Resources                                                                      590             563         627
Northern Development and Mines                                                         206             320         189
Office of Francophone Affairs                                                            4               3           3
Public Infrastructure Renewal                                                          199              61          36
         Capital Contingency Plan                                                      150              --          --
Tourism and Recreation                                                                 249             231         260
Training, Colleges and Universities                                                  4,365           4,691       4,003
Transportation                                                                       1,855           1,831       1,816
Year-End Savings2                                                                    (400)              --          --
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                      79,599          79,396      73,883
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(1)  Fiscal plan for the year ended March 31, 2005 per 2004 Budget.
(2)  For Budget purposes, these items were not allocated to individual ministries.
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 4: Accounts Payable and Accrued Liabilities
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                        2005         2004
($ Millions)
------------------------------------------------------------------------------------------------------------------------
Transfer Payments                                                                                    5,417        3,258
Interest on Debt                                                                                     4,066        3,919
Liability for CRA1 Overpayment                                                                       1,197        1,330
Salaries, Wages and Benefits                                                                           421          464
Restructuring                                                                                          360          465
Obligations Under Capital Leases                                                                        68           65
Other                                                                                                1,592        1,048
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total Accounts Payable and Accrued Liabilities                                                      13,121       10,549
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
(1) CRA - Canada Revenue Agency
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 5: Accounts Receivable
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                         2005        2004
($ Millions)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Taxes                                                                                                 4,721       3,423
Transfer Payments(1)                                                                                  2,101       1,969
Other Accounts Receivable                                                                             1,049       1,051
------------------------------------------------------------------------------------------------------------------------
                                                                                                      7,871       6,443
Less: Provision for Doubtful Accounts(2)                                                            (2,564)     (2,451)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                                                      5,307       3,992
Government of Canada                                                                                  1,009         730
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total Accounts Receivable                                                                             6,316       4,722
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
(1)  The transfer payment receivable  consists primarily of recoverables of $818 million (2004, $798 million) for the Ontario  Disability  Support Program -
     Financial  Assistance and $1.2 billion (2004, $1.1 billion) for the Student
     Support Programs.
(2)  The  provision for doubtful  accounts  includes a provision of $750 million
     (2004, $732 million) for the Ontario Disability Support Program - Financial
     Assistance  and $1.0 billion (2004,  $943 million) for the Student  Support
     Programs.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 6:
Government Business Enterprises and Other Government Organizations1
----------------------------------------------------------------------------------------------------------------------
GOVERNMENT BUSINESS ENTERPRISES                                                 RESPONSIBLE MINISTRY
Algonquin Forestry Authority (AFA)                                              Natural Resources
Hydro One Inc. (HOI)                                                            Energy
Liquor Control Board of Ontario (LCBO)                                          Economic Development and Trade
Niagara Parks Commission (NPC)                                                  Tourism and Recreation
Ontario Clean Water Agency (OCWA)                                               Environment
Ontario Lottery and Gaming Corporation (OLGC)                                   Economic Development and Trade
Ontario Northland Transportation Commission (ONTC)                              Northern Development and Mines
Ontario Power Generation Inc. (OPG)                                             Energy
OTHER GOVERNMENT ORGANIZATIONS
Agricorp                                                                        Agriculture and Food
Cancer Care Ontario                                                             Health and Long-Term Care
Education Quality and Accountability Office                                     Education
Independent Electricity System Operator(2)                                      Energy
GO Transit (Toronto Area Transit Operating Authority and Greater Toronto        Transportation
Transit Authority)
Legal Aid Ontario                                                               Attorney General
Metropolitan Toronto Convention Centre                                          Tourism and Recreation
Northern Ontario Heritage Fund Corporation                                      Northern Development and Mines
Ontario Educational Communications Authority                                    Training, Colleges and Universities
Ontario Electricity Financial Corporation                                       Finance
Ontario Energy Board                                                            Energy
Ontario Financing Authority                                                     Finance
Ontario Housing Corporation                                                     Municipal Affairs and Housing
Ontario Immigrant Investor Corporation                                          Economic Development and Trade
Ontario Strategic Infrastructure Financing Authority(3)                         Finance
Ontario Place Corporation                                                       Tourism and Recreation
Ontario Power Authority(4)                                                      Energy
Ontario Racing Commission(4)                                                    Consumer and Business Services
Ontario Realty Corporation                                                      Management Board Secretariat
Ontario Science Centre                                                          Culture
Ontario Securities Commission                                                   Finance
Ontario Tourism Marketing Partnership Corporation(4)                            Tourism and Recreation
Ontario Trillium Foundation                                                     Culture
Royal Ontario Museum                                                            Culture
Smart Systems for Health Agency                                                 Health and Long-Term Care
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(1)  The most recent audited  financial  statements of these  organizations  are reproduced in Volume 2, Public Accounts of Ontario.
(2)  Independent   Electricity  Market  Operator  was  replaced  by  Independent
     Electricity System Operator in fiscal year 2004-05.
(3)  Ontario Municipal Economic Infrastructure  Financing Authority was replaced by Ontario  Strategic  Infrastructure  Financing  Authority  in fiscal year
     2004-05.
(4)  The  organization  met  the  criteria  for  consolidation  in  fiscal  year
     2004-2005.
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Investment in Government Business Enterprises
-----------------------------------------------------------------------------------------------------------------------
                                                                      AFA          HOI                             NPC
For the year ended                                              March 31,     Dec. 31,              LCBO      Oct. 31,
($ Millions)                                                         2005         2004    March 31, 2005          2004
-----------------------------------------------------------------------------------------------------------------------
Assets
Cash and Temporary Investments                                          2            -               106             1
Accounts Receivable                                                     4          732                24             2
Inventories                                                             1           47               278             5
Prepaid Expenses                                                        -            -                11             1
Long-term Investments                                                   -            -                 -             -
Fixed Assets                                                            1        9,813               224           129
Other Assets                                                            3        1,133                 -             -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                           11       11,725               643           138
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Liabilities
Bank Indebtedness                                                       -            9                 -             2
Accounts Payable                                                        1          696               320             6
Notes Payable                                                           -           40                 -             -
Deferred Revenue                                                        -            -                 -             -
Long-term Debt                                                          -        5,152                37             -
Other Liabilities                                                       1        1,304                 -             3
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                       2        7,201               357            11
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Net Assets                                                              9        4,524               286           127
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Revenues
Revenues from Operations                                               29        4,153             3,532            76
Transfers from the Government                                           -            -                 -             -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total Revenues                                                         29        4,153             3,532            76
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total Expenses                                                         28        3,655             2,385            73
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                       1          498             1,147             3
Net Assets-- Beginning of Year                                          8        4,291               254           124
Payments to CRF                                                         -        (265)           (1,115)             -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Net Assets                                                              9        4,524               286           127
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Investment in Government Business Enterprises
------------------------------------------------------------------------------------------------------------------
              OCWA               OLGC              ONTC                    OPG
           Dec 31,          March 31,          Dec. 31,               Dec. 31,
              2004               2005              2004                   2004      Adjustments(1)          Total
------------------------------------------------------------------------------------------------------------------

                14                720                 1                      2                 134            980
                32                 46                20                    402                 141          1,403
                 -                  -                12                    661                (78)            926
                 3                 62                 1                      -                   1             79
                34                  -                 -                      -                 (1)             33
                 6              2,235               259                 11,940               (202)         24,405
               131                 79                87                  6,825                 255          8,513
------------------------------------------------------------------------------------------------------------------
               220              3,142               380                 19,830                 250         36,339
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                 -                  -                27                      -                 (5)             33
                20                335                30                  1,161               (157)          2,412
                 -                  -                 -                      -                (10)             30
                 -                 18                 4                    168                   -            190
                 -                811                30                  3,430                  96          9,556
                 9                117                61                 10,050                 330         11,875
------------------------------------------------------------------------------------------------------------------
                29              1,281               152                 14,809                 254         24,096
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               191              1,861               228                  5,021                 (4)         12,243
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

               112              5,899               110                  4,926                  99         18,936
                 -                  -                20                      -                   -             20
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               112              5,899               130                  4,926                  99         18,956
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               110              4,159               192                  4,884               (108)         15,378
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 2              1,740              (62)                     42                 207          3,578
               190              1,841               293                  4,979                  50         12,030
               (1)            (1,720)               (3)                      -               (261)        (3,365)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               191              1,861               228                  5,021                 (4)         12,243
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
1    Adjustments are primarily made for government  enterprises  with a year-end
     other  than  March  31.   Included  in  these   adjustments  are  increases
     (decreases)  to net income of $6 million and ($102 million) for HOI and OPG respectively.  After these adjustments,  the net income (loss) for the year ended  March 31,  2005 of HOI and OPG (whose  year-ends  are  December  31)
     amounted    to   $504    million    and   ($60    million)    respectively.
------------------------------------------------------------------------------------------------------------------

SCHEDULE 7: INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES

Algonquin Forestry Authority (AFA)
              The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

Hydro One Inc. (HOI)
              The principal business of Hydro One is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario (LCBO)

              The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers'
              Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public and tests all products sold to the public to maintain high standards of quality. The Board also establishes prices for beer, wine and spirits.

Niagara Parks Commission (NPC)

              The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the Niagara River from Fort Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency (OCWA)

              The Agency assists municipalities in providing more cost-effective water and sewage services and encourages Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation (OLGC)

              Under the Ontario Lottery and Gaming Corporation Act, 1999, the Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at 15 Ontario racetracks.

Ontario Northland Transportation Commission (ONTC)

              The Commission provides rail, bus, ferry, air and telecommunications services to Northern Ontario.

Ontario Power Generation Inc. (OPG)

              The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the United
              States northeast and midwest.

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

              The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the
              Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

              The government's spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of
              Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly, per the Supply Act.

Ontario Finances

              This is a quarterly report on the performance of the government's Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.
              Copies may be obtained free by writing to the Ministry of Finance, Communications and Corporate
              Affairs Branch, 3rd Floor, Frost Building North, 95 Grosvenor Street, Toronto, Ontario, M7A 1Z1. For
              electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

              This quarterly report contains data on Ontario's economic activity. Copies may be obtained free by writing to the Ministry of Finance, Communications and Corporate Affairs Branch, 3rd Floor, Frost
              Building North, 95 Grosvenor Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to:
              www.fin.gov.on.ca.